INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

OF

Orbit Beyond Inc.



ORBITBeyond
#ThinkingTomorrow

Offering a

Minimum of 8,621 shares of common stock at $2.32 per share ($20,001)

and up to a

Maximum of 2,155,172 shares of common stock at $2.32 per share ($4,999,999)

Address for Notices and Inquiries:	With a Copy of Notices to:
Siba Padhi **Chief Executive Officer** **Orbit Beyond Inc.** 100 Somerset Corporate Boulevard Bridgewater, NJ 08807 (848) 480-0094 sibap@orbitbeyond.com	**Louis A. Bevilacqua, Esq.** **Bevilacqua PLLC** 800 Connecticut Ave., NW, Suite 300 Washington, DC 20036 202.869.0888 lou@bevilacquapllc.com

This is an offering of equity securities by Orbit Beyond Inc., which we refer to as "we," "us," "our," and similar terms.

We are offering a minimum of 8,621 shares of common stock, par value $0.00001 per share, for gross proceeds of $20,001 and a maximum of 2,155,172 shares for gross proceeds of $4,999,999, which we refer to as the Offering, pursuant to this Offering Statement on Form C dated as of the date first listed above, which we refer to as the Offering Statement, in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, or the Securities Act, and Regulation Crowdfunding promulgated thereunder. The minimum investment you may make is $498.80. We may close this offering at any time after our sale of the minimum offering amount, in one or more closings, and on or before December 31, 2026. If we do not raise the minimum offering amount by December 31, 2026, then we will return all funds received in the escrow account to investors without interest.

We are conducting this offering through the crowdfunding platform operated by EquiFund Crowd Funding Portal Inc. (the "Intermediary") available at www.equifund.com and each subdomain thereof, referred to as the Platform. The Platform is registered with the U.S. Securities and Exchange Commission, or SEC, and Financial Industry Regulatory Authority, or FINRA, as a funding portal. The following table and accompanying footnotes summarize the economics of this offering:

	Price	Crowdfunding Platform Commissions (1)	Proceeds to the Company (2)
Per Share	$2.32	$0.1856	$2.1244
Minimum Offering Amount	$20,001.00	$16,00.08	$18,400.92
Maximum Offering Amount	$4,999,999	$399,999.92	$4,599,999.08

(1) Pursuant to our agreement with the Intermediary, we are required to pay a commission equal to 8% of the gross proceeds raised in the Offering, a one-time onboarding fee of $35,000, and to issue to the Intermediary an amount of shares equal to 2% of the total shares issued upon each closing of this offering. We will also incur Offering costs totaling approximately $50,000, which primarily consist of legal and accounting expenses payable to our attorneys and accountants.

(2) We are offering the shares on a "best efforts" basis. No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by us through the Intermediary's platform, in compliance with applicable securities laws, until the minimum Offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and held in the escrow account until the satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the minimum offering amount being received in the escrow account from qualified investors.

Our securities have not been recommended or approved by the SEC or any state securities commission or regulatory authority, and no such regulatory authority or commission has passed upon the accuracy or adequacy of this Offering Statement and the information presented herein. As such, you must rely on your own examination and analysis of the Offering terms and the disclosure within this Offering Statement regarding our business, financial condition, and results of operations, before deciding to purchase our securities. In doing so, you should assume that the information provided herein is accurate only as of the date of this Offering Statement, regardless of the time of delivery hereof, because our business, financial condition, results of operations, and prospects may have changed since that date. Further, you should note that statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. You should also note that there are risks associated with our business, including the risks resulting from the fact that there is no readily available market for the resale of our shares. See "Risk Factors" beginning on page 4 for more information.

We will file with the SEC and post on our website, www.orbitbeyond.com, an annual report on Form C-AR no later than 120 days after the end of each fiscal year covered by the report. You should note that we may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding if we become required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or have filed at least one annual report on Form C-AR while having fewer than 300 holders of record of the shares being offered in this offering, or have filed an annual report on Form C-AR for the three most recently completed years and having assets equal to or less than $10,000,000, or our repurchase of all of the shares sold in this offering, or the sale of all the shares being shares sold in this offering to another party, or our liquidation or dissolution. You should also note that we reserve the right to modify any of the terms of this offering and the shares at any time before this offering closes.

We have not authorized any person to provide you with any information concerning this offering or our business, financial condition, or results of operations, or to make any representation not contained in this Offering Statement. To invest in our shares, you will be required to register for an investor account with the Platform, make representations regarding your investment eligibility and complete a questionnaire to demonstrate your understanding of the risks involved in investing in the shares, and execute the subscription agreement, a form of which is attached to this Offering Statement as an exhibit.

By filing this Offering Statement with the SEC, we are certifying as of the date first listed above, that we are organized under the laws of Delaware, one of the United States, not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended, not ineligible to rely on Section 4(a)(6) of the Securities Act, as amended, and Regulation Crowdfunding, or have filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement, or for such shorter period that the issuer was required to file such reports, and are not a development stage company that has no specific business plan or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. We also certify that neither we nor any of our predecessors, if any, have failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

This Offering is being conducted through the registered crowdfunding portal operated by the Intermediary:

EquiFund Crowd Funding Portal Inc.

The date of this Offering Statement is June 17, 2026

TABLE OF CONTENTS

TABLE OF EXHIBITS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Statement contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. Specifically, all statements other than statements of historical facts are forward-looking statements. These forward-looking statements are contained principally in, but not limited to, the sections titled "*Offering Summary,*" "*Risk Factors,*" "*Management's Discussion and Analysis of Our Financial Condition*" and "*Our Business,*" and relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about our goals and strategies, our future business development, financial condition and results of operations, our ability to secure additional funding necessary for the expansion of our business, the growth of and competition trends in our industry, our expectations regarding the popularity, demand for, and market acceptance of, our products and of our services, our ability to maintain strong relationships with our customers, clients and service suppliers, our ability and third parties' abilities to protect intellectual property rights, if any, our expectation regarding the use of proceeds from this offering, fluctuations in general economic and business conditions in the markets in which we operate, and relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as "may," "could," "will," "should," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "project," or "continue" or the negative of these terms or other comparable terminology. You should note that these statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "*Risk Factors*" and elsewhere in this Offering Statement. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. None of the forward-looking statements contained herein is a guarantee of future performance.

In addition, statements that "we believe" and similar phrases reflect our beliefs and opinions on the relevant subject. Such statements are based upon information available to us as of the date of this Offering Statement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. You should read this Offering Statement and the documents that we reference herein and have filed as exhibits hereto with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect and have stated in this Offering Statement. As such, we qualify all of our forward-looking statements by these cautionary statements.

750775.11

The following is a summary of the Offering and certain material terms of the Subscription Agreement and shares. It does not purport to be complete. As such, this summary is qualified in its entirety by reference to the full text of the Offering Statement, our amended and restated certificate of incorporation, as further amended to date (the "Certificate of Incorporation") and bylaws, and the Subscription Agreement which you are required to sign as a condition of your investment in the shares. You should carefully review each of the aforementioned documents, in addition to our financial statements and any other exhibits listed on the Table of Exhibits to this Offering Statement, in their entirety before making a decision to purchase our shares in this offering. In the event of any inconsistency between these terms and a provision in the Certificate of Incorporation or Bylaws, such documents will govern.

OFFERING SUMMARY

The Company: Orbit Beyond Inc., a corporation formed under the laws of the State of Delaware upon the filing of its certificate of incorporation on August 17, 2018. Throughout this Offering Statement, we refer to Orbit Beyond Inc. as the Company, we, us, our, and similar terms.

Our Business: Orbit Beyond Inc. is a lunar infrastructure and services company operating in the United States.

Minimum and Maximum Offering Amounts: This is an offering of a minimum of 8,621 shares, or $20,001, and a maximum of 2,155,172 shares, or $4,999,999. You should note that affiliates of our company, including officers, directors, and existing shareholders, may invest in this offering, and that we will accept over subscriptions in a manner determined by our management. The price you will pay for your shares has been decided arbitrarily by our management and is not based on any valuation from a third-party or investment bank. We are offering the shares in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof, under Regulation Crowdfunding.

Investment Limitations The following limitations will apply to your investment in this offering if you are not an accredited investor as that term is defined under Rule 501 of Regulation D, promulgated under the Securities Act:

- If your annual income or net worth, or revenue or net assets for a non-natural person, is less than $124,000, then you can invest up to $2,500, or five percent of your annual net worth or income, whichever is greater; or

- If your annual income or net worth, or revenue or net assets for a non-natural person, is more than $124,000, you can invest up to ten percent of your annual income or net worth up to $124,000.

Notwithstanding the foregoing, the aggregate amount of all shares sold in this offering during the 12-month period preceding the date of any such offer or sale, including the shares being offered hereby, will not exceed $4,999,999.81.

Risk Factors: Investing in our shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment in our shares. As such, you should carefully consider the information set forth in the "*Risk Factors*" section beginning on page 4.

Subscription Process: The investment funds you advance as part of the subscription process will be held in a non-interest-bearing escrow account with our Escrow Agent (as defined below) until, if, and when we perform the initial closing of this offering and each closing thereafter.

Upon receipt of instructions from the Company and the Intermediary, the Offering will close, your investment funds will be accepted (either in whole or part), then the Escrow Agent will disburse your subscription proceeds to our account, net of any Offering fees and expenses. We will issue your shares concurrently or shortly after we close on your investment funds. If the Offering is terminated without a closing, or if we do not accept your investment or otherwise, all escrowed funds will be returned promptly to investors without interest. We will bear the costs and expenses associated with a termination of this offering.

Use of Proceeds:	The purpose of the Offering is to raise capital for engineering and program labor, lander structural design and fabrication, business development, marketing, and licensing, working capital, and general operating purposes.
Transfer Restrictions:	You may not directly or indirectly, sell, assign, transfer, mortgage, pledge, encumber, hypothecate, or otherwise dispose of, whether voluntarily, by operation of law or otherwise all or any of your shares without our prior written consent, which may be given or withheld in our sole and absolute discretion.
Voting Rights:	Holders of our shares are entitled to one vote per share on all matters presented for a vote of the shareholders.
Dividend Rights:	Subject to the provisions of our Certificate of Incorporation and Bylaws, our board of directors may declare dividends at any regular or special meeting, in person or via written consent, to be paid in cash, in property, or in shares.
	You should note, however, that we do not expect to declare any dividends for the foreseeable future and may never declare dividends.
Anti-Dilution Rights:	The shares do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company
Escrow Agent:	Enterprise Bank and Trust, 1281 N. Warson Road, St. Louis, Missouri 63132, telephone (833) 896-2850, as the escrow agent for our shares.
Transfer Agent:	The Company intends to appoint Colonial Stock Transfer Company, Inc., 7840 S 700 E, Sandy, UT 84070, as the transfer agent (the "Transfer Agent") for our shares.

750775.11

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider all of the information in this offering statement, including the risks described below, before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations or prospects. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the value of our Common Stock could decline, and you could lose all or part of your investment. This section contains forward-looking statements; see "Cautionary Note Regarding Forward-Looking Statements."

Risks Related to Our Business and Industry

We are an early-stage company with a limited operating history and only limited revenue to date, which makes it difficult to evaluate our current business and future prospects.

Orbit Beyond, Inc. was incorporated in Delaware on August 17, 2018 and is a lunar infrastructure and services company developing a lunar lander platform that we call the OB-1, designed to deliver payloads to the Moon and to serve as the foundation for recurring Infrastructure-as-a-Service ("IaaS") offerings. We are an early-stage company in the design and development phase of our first commercial mission. While we received approximately $500,000 in revenue under a NASA NextSTEP contract (a public-private partnership in which NASA provides funding to develop commercially viable space technologies) completed in 2019/2020, we have generated no commercial or recurring revenue and are pre-revenue in the sense that we have no ongoing revenue-generating operations. Our Preliminary Design Review is complete, and we are progressing toward Critical Design Review and structural fabrication. We expect to incur significant expenses and operating losses for the foreseeable future as we continue to develop OB-1 and pursue commercial and government contracts. Because we have a limited operating history and have not yet demonstrated commercial viability, our ability to forecast future results is limited and subject to risks inherent in building a business in a nascent and rapidly evolving market. If our assumptions about mission timelines, technology development, customer demand, costs, or the pace of market development prove inaccurate, our results could differ materially from expectations.

We have generated only limited revenue to date and expect to incur significant losses for the foreseeable future. We may never achieve profitability.

We have generated only limited revenue to date — approximately $500,000 under a NASA NextSTEP contract completed in 2019/2020 — and have generated no commercial or recurring revenue since. We have funded our operations primarily through equity financings, including approximately $656,500 from private placement investors during 2024 and 2025 and a convertible promissory note, together with a $100,000 advance received pursuant to a letter of intent, related-party loans, an SBA loan, and other advances. We expect to continue investing heavily in spacecraft development, engineering personnel, regulatory filings, supplier relationships, and mission operations. Our cost structure includes expenses associated with completing Critical Design Review, structural fabrication of the OB-1 landers, regulatory licensing (FAA and FCC), supply chain procurement for long-lead components, and maintaining our engineering bench across the United States, India, and Portugal. There can be no assurance that we will ever generate meaningful revenue or achieve profitability. Even if we successfully complete our first mission, there is no guarantee that our IaaS business model will generate the recurring revenue streams we anticipate. If we fail to achieve profitability, we may be unable to sustain operations without continued external funding, which may not be available on acceptable terms or at all.

Our success depends on the successful development, launch, and operation of the OB-1 lander platform, which is subject to significant technical and execution risks.

Our entire business strategy is predicated on the successful development, launch, lunar transit, and soft landing of the OB-1 platform. The OB-1 lander must complete Critical Design Review, structural fabrication, Assembly Integration and Test, launch aboard a third-party vehicle, transit to lunar orbit, and execute a precision soft landing on the lunar surface. Failure at any stage — whether due to engineering defects, manufacturing errors, launch vehicle failure, navigation errors, or landing system malfunction — would result in total or partial loss of the mission and could materially harm our business, reputation, and ability to secure future contracts. OB-1 combines systems we develop in-house with systems we obtain from third parties. Our structure, avionics, thermal, guidance-navigation-and-control ("GNC") architecture, and control algorithms are designed and built by our own

4

engineering team, which includes individuals who previously worked on the Chandrayaan-3 lunar lander and who have incorporated upgrades intended to address issues observed on that program. These in-house systems draw on our personnel's prior experience but are independently developed, and we do not hold a license to ISRO intellectual property for them. Separately, we expect to obtain certain other systems through formal third-party arrangements — landing-leg technology under a tech-transfer application to IN-SPACe (Indian National Space Promotion and Authorization Center), propulsion components purchased through NSIL (NewSpace India Limited, a wholly owned public sector enterprise under the Government of India's Department of Space), and flight software under a license from Israel Aerospace Industries. Because our platform depends on this combination of in-house development and third-party technology, the value of our personnel's heritage experience, the timely completion of the third-party arrangements, and the integration of all systems are each critical to OB-1. The OB-1 platform is a new configuration that has not been flight-tested, and there can be no assurance that our personnel's prior experience or our third-party arrangements will translate into successful execution of the OB-1 mission. Three of the last seven commercial-class lunar landers have failed, all in the descent and landing phase, illustrating the significant risk inherent in lunar missions regardless of heritage. A mission failure would likely delay our subsequent missions, impair our ability to win future CLPS task orders, damage our reputation, and could result in the loss of customer payloads entrusted to us, exposing us to potential liability claims.

Space is a harsh and unpredictable environment, and our products and operations will be exposed to a wide range of hazards and risks that could result in total mission loss.

Space is inherently dangerous and unpredictable. Our spacecraft will be exposed to extreme temperature variations, radiation, micrometeoroid impacts, solar flares, coronal mass ejections, and other space weather events that could disable or degrade our lander's systems during transit or on the lunar surface. The lunar surface itself presents hazards including regolith dust contamination, extreme thermal cycling between lunar day and night (approximately 14 Earth days each), uneven terrain, and boulder fields that may not be fully characterized prior to landing. Unlike terrestrial operations, there is no opportunity to repair or service our equipment once deployed on the lunar surface. Any failure of our spacecraft systems during transit or after landing could result in a total loss of the mission, including customer payloads, and could materially harm our business, financial condition, and results of operations.

We expect to depend on NASA and the CLPS program for a significant portion of our anticipated revenue, and changes in government priorities, budgets, or program structure could materially harm our business.

NASA is our primary anticipated government customer through the CLPS program. We are actively bidding on NASA CLPS task orders under the CT4 and CP32 procurement cycles. Our $97 million CLPS task order, awarded in May 2019, was subsequently voluntarily withdrawn following discussions with NASA. The Company had completed two program milestones, for which NASA had allocated approximately $32 million; however, the Company did not invoice for or draw those funds and recognized no revenue. There can be no assurance that we will be awarded future task orders. The CLPS program is an Indefinite Delivery/Indefinite Quantity contract with a ceiling of $2.6 billion through November 2028, with a pending increase to $4.2 billion, and NASA retains sole discretion over task order awards. Changes in NASA's budget, leadership, mission priorities, or the structure of the Artemis and Ignite programs could reduce or eliminate demand for commercial lunar payload services. Government shutdowns, continuing resolutions, or shifts in Congressional appropriations could delay contract awards, halt work in progress, or defer payments. Any reduction or restructuring of the CLPS program, or failure by NASA to continue prioritizing commercial lunar services, would materially and adversely affect our revenue prospects and business strategy.

We were not selected for NASA lander tenders awarded on May 26, 2026, which may materially and adversely affect our revenue prospects, competitive position, and ability to raise capital.

On May 26, 2026, NASA awarded lunar lander tenders to competing companies under the CLPS program, and we were not among the selected providers. The non-award delays our anticipated timeline for government revenue, which our business plan identifies as a primary revenue source. The awarded competitors — several of which have already completed successful lunar landings and hold billions of dollars in combined backlog — now possess additional validated contracts, further widening the gap in flight heritage, financial resources, and customer credibility between those companies and us. There can be no assurance that we will be selected for future CLPS task orders, and our continued inability to secure a NASA award could impair our ability to attract commercial customers, close partnership agreements, or raise additional capital.

The commercial lunar economy is nascent and may not develop as we expect, or at all.

5

Our business plan assumes the continued growth of the commercial lunar economy, including sustained government investment in lunar surface infrastructure and the emergence of commercial demand for lunar services across telecommunications, data centers, helium-3 extraction, and scientific research. According to a 2024 World Economic Forum / McKinsey report, the global space economy is projected to reach $1.8 trillion by 2035 (up from $630 billion in 2023), and more than 90 lunar missions are planned through 2035; however, these projections may not materialize. The commercial market for lunar surface services, including Power-as-a-Service, Data-as-a-Service, and Mobility-as-a-Service, does not yet exist in any meaningful form. There is no assurance that commercial customers will be willing to pay for infrastructure services on the lunar surface at price points that will make our business economically viable. If NASA's Artemis program is delayed, restructured, or cancelled; if the commercial demand for lunar services fails to materialize; or if the market develops more slowly than anticipated, our growth prospects and financial condition would be materially and adversely affected.

We face significant competition from well-funded companies with greater resources and flight heritage, and the lunar transportation market is experiencing margin compression.

We are one of 13 NASA-certified CLPS providers and compete with well-funded companies including Astrobotic, Intuitive Machines, Firefly Aerospace, ispace, and Draper, among others. Several of our competitors have already flown lunar missions, have greater financial resources, established launch relationships, larger engineering teams, and longer operating histories. Intuitive Machines, a publicly traded CLPS provider, has completed multiple lunar missions, including IM-1 in 2024 and IM-2 in 2025. Firefly Aerospace recently completed the first fully successful commercial Moon landing. Firefly has approximately $1.1 billion in backlog across its product lines as of mid-2025. Raw lunar transportation is commoditizing as CLPS expands the bidder pool, which may compress margins for transportation-only revenue. The principal competitive factors in our market include flight heritage and reliability, delivery schedule, ability to customize products, performance and technical features, price, and customer experience. If we are unable to differentiate our platform through our IaaS capabilities, or if competitors develop comparable infrastructure service offerings, our market position and pricing power could be materially and adversely affected.

Our competitors may develop infrastructure-as-a-service offerings similar to ours, and their established flight heritage and greater resources could allow them to capture this market before we complete our first mission.

Our business strategy is predicated on being an early mover in providing lunar Infrastructure-as-a-Service. However, several of our better-resourced competitors with demonstrated flight heritage could pivot to offer similar infrastructure services on the lunar surface. Intuitive Machines, a publicly traded CLPS provider, describes itself as a "space infrastructure and services company" focused on enabling "sustained infrastructure and human activity beyond Earth" and is building systems for long-duration operations and persistent presence. Firefly Aerospace, which completed a 60-day lunar surface mission in 2025, references "edge processing" capabilities and "space domain awareness" services in its public filings, capabilities that overlap with elements of our Data-as-a-Service offering. Both Intuitive Machines and Firefly have substantially greater financial resources, established launch provider relationships, proven lunar surface operating experience, and larger engineering teams than we do. If one or more of our competitors were to offer power, communications, computing, or mobility services on the lunar surface — either independently or in partnership with other providers — they could leverage their established flight heritage and existing customer relationships to capture market share before we complete our first mission. Our first-mover advantage in IaaS depends on our ability to successfully execute the OB-1 mission on our planned timeline, and any delays in our program would extend the window in which competitors could develop comparable offerings. There can be no assurance that our competitors will not successfully develop and deploy infrastructure services that compete directly with our planned offerings, which would materially harm our market position, pricing power, and long-term revenue prospects.

We will depend on third-party launch service providers, and their unavailability, delays, or failures could prevent or delay our missions.

We do not own or operate launch vehicles. SpaceX is the planned launch provider for OB-1; however, a launch services agreement is a planned, future financing deliverable and no executed launch contract exists as of the date of this offering statement. We will be entirely dependent on third-party launch providers to deliver our landers to trans-lunar injection. Delays in executing a launch services agreement, launch vehicle manufacturing delays, launch failures, scheduling conflicts, regulatory holds (such as FAA-mandated mishap investigations), weather delays, or capacity constraints could delay our missions indefinitely. For example, on April 29, 2025, Firefly Aerospace experienced a launch anomaly that resulted in an FAA-mandated mishap investigation and suspension of further launches pending approval. Similar events affecting our launch provider could prevent us from meeting our mission timeline. While the commercial launch market offers fallback options including Blue Origin New Glenn and ULA Vulcan, transitioning to an alternative provider would require significant time, additional integration work, and potentially substantial additional cost. Any material delay in our launch schedule would delay our ability to generate revenue, fulfill customer payload commitments, and demonstrate our IaaS capabilities.

We also rely on third-party suppliers for critical long-lead components, including batteries, solar arrays, radios, inertial measurement units, cameras, lidar (light detection and ranging) technology, propellant tanks, and thrusters. While procurement lead times have been negotiated with vendors to match or beat NASA's published expected lead times, our supply chain has sole-source or limited-source dependencies. If any of our key suppliers experience production delays, quality issues, financial difficulties, or regulatory constraints, or if they prioritize other customers, we could experience significant delays in the fabrication and integration of our landers. The longest-lead supply item is the radioisotope heater generator isotope material, which requires engagement with the U.S. Department of Energy. Any disruption, delay, or cost increase in our supply chain could materially delay our missions and increase our capital requirements.

Our Infrastructure-as-a-Service business model is unproven, and we may be unable to generate the recurring revenue we anticipate.

Our strategy is to generate recurring, utility-grade revenue from our planned Infrastructure-as-a-Service offerings, including Power-as-a-Service, Data-as-a-Service (including LunarConnect 5G and LunarEdge data center services), and Mobility-as-a-Service. This business model has never been commercially deployed on the lunar surface. Our ability to generate IaaS revenue depends on: (i) successfully deploying and operating our lander as a surface infrastructure node; (ii) demonstrating sufficient power generation, communications bandwidth, and computing capacity to attract paying customers; (iii) surviving the extreme lunar night (approximately 14 Earth days of darkness and temperatures below -200°C); and (iv) attracting and retaining customers willing to enter into long-term Service Level Agreements for lunar surface services. There can be no assurance that our IaaS offerings will function as designed, that customers will be willing to pay for these services, or that the technology for lunar night survival will perform as expected. If our IaaS model fails to generate the anticipated recurring revenue, we will be primarily dependent on one-time payload delivery fees, which may be subject to margin compression in an increasingly competitive market.

Our Power-as-a-Service offering depends on radioisotope material from the U.S. Department of Energy, which is supply-constrained and subject to government allocation decisions outside our control.

A core element of our Infrastructure-as-a-Service strategy is Power-as-a-Service, which is designed to enable lunar night survival through a hybrid architecture pairing a Radioisotope Heater/Generator ("RHG") with a fuel-cell power module. The radioisotope material required for the RHG must be obtained from the U.S. Department of Energy ("DOE"), which controls the domestic supply of suitable isotopes. Radioisotope material is supply-constrained, and the DOE allocates its limited inventory across competing government and scientific programs, including NASA planetary missions and national security applications. There can be no assurance that the DOE will allocate sufficient radioisotope material to our program, that allocation will occur on our required timeline, or that the cost of such material will be commercially viable. If we are unable to secure adequate radioisotope supply, our Power-as-a-Service offering — which we believe to be the single most important non-NASA revenue assumption in our business model and a key differentiator for lunar night survival — could be significantly impaired or rendered commercially unviable. We are pursuing mitigation strategies, including fuel-cell hybridization to reduce isotope mass requirements per mission and early engagement with the DOE on isotope supply planning; however, there can be no assurance that these mitigation efforts will be successful or that alternative thermal-survival architectures will achieve equivalent performance.

We have no binding revenue-generating contracts in place, and our commercial pipeline consists of prospective engagements that may not result in definitive agreements.

As of the date of this offering statement, no revenue-generating relationships are currently in place. Our commercial pipeline includes prospective engagements with Reliance (5G payload), Atlas Group (data center node), the Mohammed Bin Rashid Space Centre (UAE science manifest), and Lockheed Martin (under discussion), as well as a helium-3 offtake partner. We can provide no assurance that these prospective engagements will result in definitive agreements or revenue. Commercial deals targeting helium-3 offtake, data center soft commitment, and 5G partner letters of intent are milestones under our current operating plan; however, there can be no assurance that such deals will be completed, and even if completed, we cannot assure you that they will convert to revenue-generating contracts. If we are unable to convert prospective commercial

7

relationships into binding contracts, our revenue timeline and business prospects would be materially and adversely affected.

We depend on our senior management and key engineering personnel, particularly our ISRO heritage team, and the loss of key individuals could significantly impair our operations.

Our success depends on the continued service of our founder and CEO, Siba Padhi, our CTO, Chris Crumbly, and our India-based engineering bench of five former ISRO subsystem leads who designed and flew the Chandrayaan-2 and Chandrayaan-3 landers. These five individuals, who bring approximately 150 combined years of ISRO spacecraft systems experience, are responsible for the design and development of all critical OB-1 subsystems, including propulsion, structures, thermal control, and communications. The loss of any single subsystem lead would be a material event given the specialized nature of their expertise and the limited global talent pool with demonstrated lunar landing experience. Competition for qualified aerospace engineers with flight-heritage experience is intense, particularly for personnel with deep-space and lunar landing expertise. We do not maintain key person life insurance on any of our executives or key engineers. The loss of key technical personnel would be extremely difficult to replace and could significantly delay our development timeline, impair our competitive position, and jeopardize our ability to execute missions. Our broader operating headcount is approximately 23 across employees and contractors in the United States, India, and Portugal, making any individual departure proportionally more impactful.

We operate across multiple countries and rely on personnel and facilities in India, which exposes us to international operational risks.

Our core engineering work is performed by personnel located in India, with additional operations in the United States and Portugal. This multi-jurisdictional structure exposes us to risks including: geopolitical instability or changes in U.S.-India relations that could disrupt collaboration; export control restrictions that could limit technology transfer between our U.S. and India-based teams; communication and coordination challenges across time zones; difficulties in protecting intellectual property in foreign jurisdictions; foreign currency fluctuations; and compliance with employment, tax, and regulatory requirements in multiple jurisdictions. Our domestic U.S. corporate profile is maintained to preserve ITAR and export-control eligibility, and any disruption to our organizational structure or changes in regulatory interpretation could jeopardize our ability to participate in CLPS task orders and other U.S. government programs.

Our mission cadence plan targets eight missions over five years, which is subject to numerous factors outside our control and may not be achievable.

Following our inaugural OB-1 mission, which we are targeting for 2030, we project a cadence of eight missions over the subsequent five years. Achieving this cadence requires: securing launch vehicle availability for each mission; obtaining all necessary regulatory approvals; raising substantial additional capital beyond this offering; successfully demonstrating OB-1 capabilities on the first mission; manufacturing additional landers; and maintaining sufficient customer demand to fill payload manifests. There can be no assurance that we will achieve this cadence, which is subject to numerous factors outside our control, including launch vehicle availability, regulatory approvals, and funding. Any failure to achieve our planned mission cadence would delay revenue generation, reduce the amortization of platform capital expenditure across missions, and impair our ability to build the compounding service revenue model that underpins our business plan.

Our operating plan concentrates critical milestones and capital expenditure in a compressed timeframe, creating execution risk that could cascade into delays across our program.

Our twelve-month operating plan concentrates several interdependent milestones — including the start of structural fabrication, completion of GNC modeling, FAA license filing, and payload manifest finalization — within a compressed period that also represents the highest capital deployment in our plan. Slippage on any of these milestones could cascade into delays in our subsequent commercial milestones, including helium offtake, data center commitment, and 5G partnership execution. Any such delay could impair our ability to demonstrate commercial validation necessary to attract future equity financings on favorable terms.

We previously withdrew from a NASA CLPS task order, which could affect our credibility with government and commercial customers.

In May 2019, NASA awarded Orbit Beyond (then partnered with TeamIndus as its lander integrator) a CLPS task order valued at approximately $97 million to deliver up to four payloads to Mare Imbrium. The Company completed two milestones under the task order, for which NASA had allocated approximately $32 million. The Company did not invoice for or receive those funds and recognized no revenue, and subsequently filed a voluntary withdrawal following discussions with NASA. While the award validated our standing as a CLPS-eligible prime contractor — a status we retain for future task orders — the withdrawal may raise questions among government program officers, commercial customers, and investors about our ability to execute on awarded contracts. There can be no assurance that past withdrawal will not adversely affect our competitiveness for future NASA awards or our ability to attract commercial customers who may view the withdrawal as an execution risk.

Our intellectual property position is at an early stage of development, and we may be unable to adequately protect our proprietary technology or may face claims of infringement.

Our intellectual property position is at an early stage of development. We have not filed any patent applications, and we do not currently hold any issued patents. We are developing proprietary technology in nine subject areas across six engineering layers critical to lunar IaaS operations, which we intend to protect through future patent filings; however, there can be no assurance that we will file patent applications, that any applications we file will result in issued patents, or that any patents ultimately obtained will provide meaningful protection against competitors. Our technology development benefits from the expertise of key engineering personnel who previously worked on ISRO's Chandrayaan-2 and Chandrayaan-3 lander programs. While these individuals bring significant technical knowledge and experience — including familiarity with guidance, navigation, and control algorithms, propulsion architectures, and thermal management approaches developed during those programs — our in-house systems are independently developed and we do not hold a license to ISRO intellectual property for them. Certain other systems are obtained through formal third-party arrangements, including landing-leg technology under a tech-transfer application to IN-SPACe, propulsion components purchased through NSIL, and flight software under a license from Israel Aerospace Industries. Our reliance on personnel with ISRO heritage and on third-party technology arrangements may raise questions about the provenance and scope of our proprietary rights and could expose us to claims or challenges from ISRO, TeamIndus, or other parties asserting rights in related technology. There can be no assurance that the engineering approaches our personnel employ will not be deemed derivative of their prior work, which could result in challenges to our intellectual property position. These measures may be insufficient, particularly in jurisdictions where enforcement is uncertain or where our key personnel are located. If we are unable to adequately protect our intellectual property, or if we fail to successfully obtain patent protection for our key technologies, competitors may be able to replicate our technology, which would erode our competitive advantage and materially harm our business.

We may be unable to obtain or maintain the regulatory licenses and approvals necessary to conduct our operations, which could delay or prevent our missions.

The operation and launch of spacecraft in the United States require licenses from the Federal Aviation Administration. We plan to file for FAA payload review approval during a designated milestone period following this offering; however, there can be no assurance that we will receive such approval or that it will be granted in our expected timeframe. Radio communications for spacecraft operations require licenses from the Federal Communications Commission. We plan to file for FCC spectrum licensing during a designated milestone period following this offering; however, there can be no assurance that we will receive such licensing or that it will be granted in our expected timeframe. As a contractor to NASA and potentially other U.S. government agencies, we are also subject to the Federal Acquisition Regulation, which imposes procurement, pricing, cost accounting, and audit requirements. License approval may include an interagency review of safety, operational, national security, and foreign policy implications. Any delays in obtaining these regulatory approvals, or failure to obtain them at all, could prevent us from conducting our planned missions and would have a material adverse effect on our business.

We are subject to stringent export control and ITAR regulations, and any failure to comply could result in severe penalties and loss of our ability to participate in government programs.

Our business is subject to stringent U.S. import and export control laws, including the International Traffic in Arms Regulations, or ITAR, administered by the U.S. Department of State and the Export Administration Regulations, or EAR, administered by the U.S. Department of Commerce's Bureau of Industry and Security. The ITAR generally restricts the export of hardware, software, technical data, and services that have defense or strategic applications. Given that our engineering bench is located in India and we maintain operations across multiple countries, we must carefully manage the flow of technical data and controlled items to ensure compliance.

The U.S. government agencies responsible for administering these regulations have significant discretion in their interpretation and enforcement. Any violation, even inadvertent, could result in criminal and civil penalties, debarment from government contracting, loss of export privileges, and reputational harm that would effectively end our ability to participate in NASA programs. Our domestic U.S. corporate profile is maintained to preserve ITAR and export-control eligibility and to enable direct participation in CLPS task orders and Artemis-related awards.

Our operations involve hazardous materials and activities that could result in damage, injury, or regulatory sanctions.

Our spacecraft development and testing operations involve the handling, storage, and use of hazardous materials, including propellants and pressurized systems. The handling, production, transport, and disposition of these materials could result in incidents that temporarily shut down or otherwise disrupt our operations and could cause production delays. A release of hazardous materials or an unplanned ignition or explosion could result in death or significant injuries to employees and others, material property damage, and regulatory sanctions. Our operations are subject to federal, state, and local environmental laws and regulations governing the handling, storage, and disposal of hazardous materials. Failure to comply with these regulations could result in substantial fines, penalties, and remediation costs. Our assembly, integration, and test activities at NASA Marshall Space Flight Center are subject to NASA's safety requirements, and any failure to meet those requirements could jeopardize our access to those facilities.

We may pursue acquisitions, partnerships, or strategic transactions that are difficult to execute or that fail to achieve expected benefits.

As we grow, we may pursue acquisitions, joint ventures, partnerships, or other strategic transactions to enhance our capabilities, expand our service offerings, or accelerate our technology roadmap. Any such transactions involve risks, including integration challenges, retention of key personnel, undisclosed liabilities, diversion of management attention, and potential impairment of acquired assets. We may incur significant costs and fail to realize anticipated benefits from these transactions, which could harm our business and financial condition.

Macroeconomic conditions, geopolitical events, and tariffs could negatively impact our supply chain, increase costs, and impair access to capital.

Global economic conditions, including inflation, interest rate fluctuations, supply chain disruptions, and geopolitical instability, could materially affect our business. The global trade environment is uncertain and rapidly evolving. Tariffs imposed by the U.S. presidential administration or retaliatory tariffs announced by other countries could increase the cost of imported components and materials critical to our spacecraft manufacturing. Armed conflicts, sanctions, pandemics, or other global crises could disrupt international supply chains, delay our access to components sourced from India or other countries, and impair our ability to raise capital on acceptable terms. Additionally, economic downturns or contractions in government spending could reduce investment in space programs and delay the development of the commercial lunar economy, which would harm our growth prospects.

If we experience a cybersecurity breach or unauthorized access to our data or systems, our business could be materially harmed.

We process and store sensitive technical data related to spacecraft design, mission operations, and government contracts. As a company working with ITAR-controlled data and NASA programs, we are an attractive target for state-sponsored and other sophisticated cyber adversaries. A cybersecurity breach could result in the theft of proprietary technology, export control violations, loss of government contracting eligibility, regulatory investigations, litigation, and significant reputational damage. Despite safeguards, we remain vulnerable to cyberattacks, credential theft, insider threats, and supply-chain compromises. The cost of maintaining adequate cybersecurity measures will continue to increase as our operations scale and as threat sophistication evolves.

Risks Related to Legal, Regulatory and Compliance

Our operations are subject to extensive and evolving governmental regulation, and changes in laws or regulations could increase our compliance costs or restrict our operations.

As a company engaged in the development and operation of spacecraft and related systems, we must comply with a variety of federal, state, and foreign laws and regulations. The commercial space industry is subject to an array of laws and regulations imposed by the FAA, FCC, Department of Transportation, Department of State (ITAR), Department of Commerce (EAR), and other government agencies. The regulatory approaches of different jurisdictions may be multi-layered and may be in conflict with one another, and our compliance could require alteration of our manufacturing processes or operational parameters, which may adversely impact our business. We may not be in complete compliance with all such requirements at all times and, even when we believe we are in complete compliance, a regulatory agency may determine that we are not. We incur, and expect to continue to incur, significant costs to monitor and comply with applicable regulations. Changes in law, the imposition of new or additional regulations, or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows, and financial condition. Failure to comply with these laws, such as with respect to obtaining and maintaining licenses, certificates, authorizations, and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or the suspension or revocation of licenses, certificates, authorizations, or permits, which would prevent us from operating our business. For example, conducting commercial lunar landing operations requires licenses and permits from certain agencies of the Department of Transportation, including the FAA, and review by other agencies of the U.S. government, including the DoD, Department of State, NASA, and the FCC. License approval may include an interagency review of safety, operational, national security, and implications on foreign policy and international obligations. Any delays in regulatory actions allowing us to conduct commercial space launches or lunar landing operations could adversely affect our ability to operate our business and our financial results. Any failure to comply with these regulations could subject us to various penalties or sanctions, including fines, suspension of licenses, debarment from government contracting, and could have a significant adverse effect on our reputation, financial condition, and results of operations.

The legal framework governing lunar resource utilization is evolving and uncertain, which could adversely affect our helium-3 service vertical.

Our business plan includes a helium-3 and volatiles exploration service vertical. While the U.S. Commercial Space Launch Competitiveness Act of 2015 recognizes the right of U.S. citizens to possess, own, and sell space resources, the international legal framework remains uncertain. The 1967 Outer Space Treaty prohibits national appropriation of outer space, and certain nations — including China and Russia — may interpret this as prohibiting commercial resource extraction by private parties. Any international legal challenge to lunar resource rights, or ambiguity in the Artemis Accords framework governing site access, could undermine the commercial viability of our helium-3 service vertical and deter potential offtake partners.

Government contracting regulations impose compliance obligations that increase costs and create risks of penalties or debarment.

As a contractor to NASA and potentially other U.S. government agencies, we are subject to the Federal Acquisition Regulation, or FAR, which imposes procurement, pricing, cost accounting, and audit requirements. Depending on the contract, these laws and regulations require, among other things: certification and disclosure of all cost and pricing data in connection with certain contract negotiations; defining allowable and unallowable costs and otherwise govern our right to reimbursement under various cost-type U.S. government contracts; compliance with Cost Accounting Standards for U.S. government contracts; and reviews by the Defense Contract Audit Agency, or DCAA, Defense Contract Management Agency, or DCMA, and other regulatory agencies for compliance with business systems requirements. Government contracts are subject to audit and investigation, and the failure to comply with the terms of our government contracts could result in civil and criminal fines and penalties, suspension or debarment from future government contracts, breach of contract actions including related damages, forfeiture of fees, or termination of existing contracts. In particular, "whistleblower" provisions under federal law allow private individuals, including present and former employees, to sue on behalf of the U.S. government. U.S. government contracts are generally not fully funded at inception and contain certain provisions that may be unfavorable to us. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program. Government agencies may also exercise their right to terminate contracts at any time without penalty or decline to exercise options to renew contracts. These risks are inherent in government contracting and could materially adversely affect our business, financial condition, and results of operations.

We are subject to unique business risks as a result of supplying services to the U.S. government. Companies engaged in supplying defense-related services and lunar landing services to U.S. government agencies are subject

11

to business risks specific to the government contracting industry. These risks include the ability of the U.S. government to unilaterally: suspend us from receiving new contracts based on alleged violations of procurement laws or regulations; terminate existing contracts; reduce the value of existing contracts; and audit our contract-related costs and fees, including allocated indirect costs. U.S. government contracts can be terminated by the U.S. government at its convenience without notice. If a contract is terminated for convenience, we typically would be entitled to receive payments for our allowable costs incurred and the proportionate share of fees or earnings for the work performed. If a contract is terminated for default, the U.S. government could make claims to reduce the contract value or recover its procurement costs and could assess other special penalties, exposing us to liability and materially adversely affecting our ability to compete for future contracts and orders. Moreover, several of our contracts with the U.S. government may not contain a limitation of liability provision, creating a risk of responsibility for indirect, incidental, and consequential damages.

Disruptions in U.S. government operations, funding, budgetary priorities, or government shutdowns could have a material adverse effect on our revenues, earnings, and cash flows, and otherwise adversely affect our financial condition.

Our business is significantly dependent on U.S. government spending on space programs, particularly NASA's Artemis program, the CLPS initiative, and the NASA Ignite directive announced in April 2026. Disruptions in U.S. government operations and funding could have a material adverse effect on our revenues, earnings, cash flows, and financial condition. A prolonged failure to maintain significant U.S. government operations, uncertainty related to government shutdowns, and the failure of the government to enact annual appropriations—such as long-term funding under a continuing resolution—could each contribute to such effects. In 2026, the U.S. government partially shut down, impacting federal offices and operations. As a result of any U.S. government shutdown, our business, program performance, and results of operations may be impacted by disruptions to federal government offices, workers, and operations, including risks relating to the funding of certain programs, stop work orders, delays in contract awards, new program starts, and payments for work performed from U.S. government entities. Similar disruptions could delay our FAA payload review, FCC spectrum licensing, and CLPS task order awards. Our business may also be adversely affected by changes in budgetary priorities of the U.S. government. A significant decline in government expenditures on space programs, a shift of expenditures away from commercial lunar services, or a change in the current administration's emphasis on sustained human lunar presence could result in reduced demand for our services, could cause federal government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty, or not to exercise options to renew contracts, any of which could result in decreased sales of our products and services and could have a material adverse effect on our business timeline and financial condition.

We may face liability for damage to customer payloads, and our insurance coverage may be inadequate.

We plan to carry customer payloads to the lunar surface on behalf of NASA, allied space agencies, and commercial customers. If our lander fails during any mission phase, customer payloads entrusted to us could be destroyed or rendered inoperable. We may face claims for damages from customers whose payloads are lost, and such claims could be substantial given the high cost of developing and qualifying space-rated instruments and experiments. Our insurance coverage may not be adequate to cover all potential liabilities, and the cost of space launch and mission insurance is significant and may increase over time. Uninsured or underinsured losses could have a material adverse effect on our financial condition.

Our insurance, customer indemnifications, or other liability protections may be insufficient to protect us from product and other liability claims or losses. We maintain insurance coverage with third-party insurers as part of our overall risk management strategy and because some of our contracts may require us to maintain specific insurance coverage limits. Not every risk or liability is or can be protected by insurance given we may incur liabilities that are unique to our products and services, and for those risks we insure, the limits of coverage that are reasonably obtainable may not be sufficient to cover all actual losses or liabilities incurred. We are limited in the amount of insurance we can obtain to cover certain risks. If any of our third-party insurers fail, become insolvent, cancel our coverage, or otherwise are unable to provide us with adequate insurance coverage or renew our insurance coverage on favorable terms, then our overall risk exposure and our operational expenses would increase, and the management of our business operations would be disrupted. Although the U.S. government may pay claims for third-party damages to the extent they exceed our insurance coverage, this depends on a government appropriation and is subject to a statutory limit. In addition, this insurance will not protect us against our own losses, including to our lunar lander and spacecraft. We do not generally insure against potential costs resulting from any required remedial actions or costs or loss of sales due to postponement or cancellation of scheduled

12

operations or product deliveries. If liability claims or losses exceed our current or available insurance coverage, customer indemnifications, or other legal protections, our business, financial condition, and results of operations could be materially adversely affected.

Adverse publicity from any incident involving us, our competitors, or the broader space industry could harm our reputation and business.

The space industry attracts significant public and media attention. Any accident, mission failure, explosion, or other incident involving our spacecraft, our launch provider, or other participants in the commercial lunar economy could generate substantial negative publicity that harms public confidence in the safety and viability of commercial space operations. Three of the last seven commercial-class lunar landers have failed, and such failures receive widespread media coverage. Even incidents not directly involving our company could reduce investor confidence, delay government program support, and make it more difficult for us to attract customers and partners. Our operations are also inherently hazardous and risky activities. Although there have been, and will continue to be, technological advances in spaceflight, our operations remain an inherently hazardous and risky activity. Our business operations involve the handling, production, and disposition of potentially explosive and ignitable energetic materials, and other dangerous chemicals, including materials used in rocket propulsion. The handling, production, transport, and disposition of hazardous materials could result in incidents that temporarily shut down or otherwise disrupt our manufacturing operations and could cause production delays. A release of these chemicals or an unplanned ignition or explosion could result in death or significant injuries to employees and others, and material property damage to us and third parties could also occur. Extensive regulations apply to the handling of explosive and energetic materials. The failure to properly store and ultimately dispose of such materials could create significant liability and/or result in regulatory sanctions. Any actual or perceived safety or reliability issues may result in significant reputational harm to our business, in addition to tort liability, maintenance, increased safety infrastructure, and other costs that may arise. If our own mission experiences a failure, the reputational harm could be severe and long-lasting, potentially affecting our ability to secure future contracts regardless of the underlying cause.

Our business is subject to stringent U.S. import and export control laws, and failure to comply could adversely affect our business.

Our business is subject to stringent U.S. import and export control laws, including the International Traffic in Arms Regulations ("ITAR") administered by the U.S. Department of State and the Export Administration Regulations ("EAR") administered by the U.S. Department of Commerce's Bureau of Industry and Security. The ITAR generally restricts the export of hardware, software, technical data, and services that have defense or strategic applications. The EAR similarly regulates the export of hardware, software, and technology that has commercial or "dual-use" applications or that have less sensitive military or space-related applications that are not subject to the ITAR. The regulations exist to advance the national security and foreign policy interests of the United States. The U.S. government agencies responsible for administering the ITAR and the EAR have significant discretion in the interpretation and enforcement of these regulations and in approving, denying, or conditioning authorizations to engage in controlled activities. Our domestic U.S. corporate profile is maintained to preserve ITAR and export-control eligibility and to enable direct participation in CLPS task orders and Artemis-related awards. If we fail to obtain approval to export, or if the U.S. government or similar agencies determine that we failed to receive required approvals or licenses, such failure could eliminate or restrict our ability to sell our products outside the United States, and the penalties that could be imposed by the U.S. government for failure to comply with these laws could be significant. Export and import control, economic sanction, and trade embargo laws and regulations may limit certain business opportunities or delay or restrict our ability to contract with potential foreign customers or suppliers. To the extent that our non-U.S. competitors are not subject to similar export and import controls, they may enjoy a competitive advantage with foreign customers. Any violation of export control laws could subject us to criminal and civil penalties, loss of export privileges, debarment, and reputational harm, which could have a material adverse effect on our business, financial condition, and results of operations.

We may face intellectual property infringement claims, and our failure to protect our proprietary intellectual property rights could impair our competitive position.

The success of our business depends, in part, on our ability to protect our proprietary intellectual property rights, including trade secrets, engineering know-how, and confidential technical information developed in connection with the OB-1 platform. We intend to pursue patent protection for key technologies through future filings. We rely upon a combination of trade secrets, copyrights, confidentiality procedures, contractual commitments, and

13

other legal rights to establish and protect our intellectual property. We also rely on trade secrets, designs, know-how, and other confidential information to protect our intellectual property that may not be patentable. However, the steps we take to protect our intellectual property may be inadequate, and we may choose not to pursue or maintain certain types of intellectual property protection. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, our proprietary rights may not be adequate, and it may be possible for unauthorized third parties to copy, reverse engineer, or misappropriate our technology or intellectual property rights and use information that we regard as proprietary to create technology that competes with ours. A freedom-to-operate review is planned; however, there can be no assurance that such review will not identify blocking patents, potential infringement issues, or other impediments that could limit our ability to commercialize certain technologies. If the review identifies third-party patents that cover aspects of our planned technology, we may need to redesign certain subsystems, seek licenses on commercially unfavorable terms, or abandon certain product lines, any of which could increase our costs, delay our development timeline, and materially harm our competitive position. We may also be subject to claims that we are infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Irrespective of the validity of any such claims, we could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on our business, financial condition, and results of operations.

Our business is subject to federal, state, and international laws regarding data protection, privacy, and information security, and our failure to comply could adversely affect our business.

In connection with our business, we receive, collect, process, and retain certain personal information about our customers, vendors, and employees. As a result, we are subject to the evolving and increasingly complex data protection laws and regulatory frameworks of the jurisdictions in which we operate or conduct our business, including state comprehensive privacy laws, such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act, and other applicable data protection laws. These laws impose obligations in relation to the collection, use, and disclosure of personal information, including providing customers with certain rights to access, correct, delete, and restrict the processing of their personal information. Failure to comply with applicable laws may result in regulatory scrutiny, enforcement actions, fines, litigation, or other liabilities or costs. We may also be subject to the DoD Cybersecurity Maturity Model Certification, or CMMC, requirements, which requires companies that do business with the DoD to meet or exceed certain specified cybersecurity standards to be eligible for new contract awards. To the extent we are unable to achieve or maintain certification at the level required for a particular contract award, we will be unable to bid on such contract awards or follow-on awards for existing work with the DoD, which could materially adversely impact our revenue, profitability, and cash flows. The costs to comply with these requirements are significant and may increase, which could materially adversely affect our business, financial condition, or results of operations.

If we continue to expand outside the United States, we will be exposed to a variety of risks associated with international operations.

As a company with operations in multiple jurisdictions, including the United States, India, and Portugal, we are subject to additional risks related to doing international business, including: restructuring our operations to comply with local regulatory regimes; identifying, hiring, and training highly skilled personnel in foreign jurisdictions; unexpected changes in law, including tariffs, trade barriers, and regulatory requirements; economic weakness, including inflation, or political instability in foreign economies and markets; compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad; foreign taxes; foreign currency fluctuations, which could result in increased operating expenses and reduced revenue; the need for U.S. government approval to operate our space systems outside the United States; government appropriation of assets or technology; the infringement, misappropriation, or other violation of our intellectual property by our partners or other third parties; workforce uncertainty in countries where labor unrest is more common than in the United States; and disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the U.S. Foreign Corrupt Practices Act, OFAC regulations, and U.S. anti-money laundering regulations, as well as exposure of our foreign operations to liability under these regulatory regimes. Our India-based engineering bench consists of former ISRO subsystem leads who collectively bring approximately 150 combined years of spacecraft systems experience. Any disruption to our international operations or inability to retain key international personnel could have a material adverse effect on our business, financial condition, and results of operations.

Environmental matters could have a material adverse effect on our reputation and our business, financial condition, and results of operations.

Our operations are subject to and affected by various federal, state, local, and foreign environmental laws and regulations, which can frequently be expanded, changed, or enforced differently over time. Our operations and facilities are subject to federal, state, local, and foreign environmental, health, and safety laws and regulations and permits that govern, among other things, employee health and safety, discharges of pollutants into the air and water, the generation, handling, storage, and disposal of hazardous materials and wastes, and the investigation and remediation of certain materials, substances, and wastes. Compliance with these existing and evolving environmental laws and regulations requires and is expected to continue to require significant operating and capital costs. We may be subject to substantial administrative, civil, or criminal fines, penalties, or other sanctions for violations. Non-compliance with such laws, regulations, and permits could result in substantial fines, penalties, and obligations. If we are found to be in violation of the Federal Clean Air Act or the Clean Water Act, the facility or facilities involved in the violation could be placed by the Environmental Protection Agency on a list of facilities that generally cannot be used in performing on U.S. government contracts until the violation is corrected. Stricter or different remediation standards or enforcement of existing laws and regulations; new requirements, including regulation of new substances; discovery of previously unknown contamination or new contaminants; imposition of fines, penalties, or damages; a determination that certain remediation or other costs are unallowable; rulings on allocation or insurance coverage; and/or the insolvency, inability, or unwillingness of other parties to pay their share, could require us to incur material additional costs in excess of those anticipated.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management's attention and resources from the operation of our business, and cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify, as plaintiffs may seek recovery of very large or indeterminate amounts in these types of lawsuits, and the magnitude of the potential loss may remain unknown for substantial periods of time.

We are subject to anti-corruption laws, and any violations could subject us to significant penalties.

As part of the regulatory and legal environments in which we operate, we are subject to domestic and international anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, that prohibit improper payments directly or indirectly to government officials, authorities, or persons defined in those anti-corruption laws in order to obtain or retain business or other improper advantages in the conduct of business. Our policies mandate compliance with anti-corruption laws. Failure by our employees, agents, subcontractors, suppliers, and/or existing or future partners to comply with anti-corruption laws and our policies could impact us in various ways that include, but are not limited to, criminal, civil, and administrative fines and/or legal sanctions and the inability to bid for or enter into contracts with certain entities, all of which could have a significant adverse effect on our reputation, operations, and financial results. Our exposure for violating these laws may increase as we increase sales and operations in foreign jurisdictions.

Our founder and Chief Executive Officer was associated with a company that was the subject of an investigation and settlement with the Federal Trade Commission, which could expose us to reputational harm and heightened regulatory scrutiny.

Our founder, Chief Executive Officer, and controlling shareholder, Siba Padhi, is the sole shareholder and an officer of Sollers Education LLC, which operated as Sollers College, an educational institution that is not affiliated with us (other than through joint ownership), is no longer operational and in the process of being wound down. Sollers College was the subject of an investigation by the Federal Trade Commission (the "FTC"), which asserted that Sollers College had misrepresented certain placement rates and employer relationships, and the matter was settled without the imposition of any monetary penalty; Mr. Padhi executed the settlement in his capacity as a shareholder of Sollers Education LLC and not in a personal capacity. Although this matter involved a separate company and has concluded, the prior FTC investigation and settlement could result in negative publicity or

15

reputational harm to us by association with Mr. Padhi, and could subject us to heightened scrutiny from regulators, investors, customers, or government counterparties, including in connection with our government contracting relationships and our participation in NASA programs, any of which could divert management's attention, cause us to incur expenses, and have a material adverse effect on our reputation, business, financial condition, and results of operations.

Risks Related to Ownership of Our Common Stock and this Offering

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively. Our use of proceeds may differ materially from our current plans.

While we intend to allocate proceeds primarily to advance the OB-1 program through Critical Design Review, structural fabrication, regulatory filings, and commercial partnership development, our actual use of proceeds may vary based on opportunities, challenges, and external factors. Specifically, we have outlined quarterly milestones including completing Delta PDR, completing CDR, starting structural fabrication and completing GNC modeling, and executing commercial deals and license filings. Our current operating plan allocates the net proceeds across these milestones sequentially, with the largest concentration of expenditure occurring in connection with the commencement of structural fabrication. However, engineering challenges, regulatory delays, supplier issues, changes in mission specifications, or competitive dynamics may cause us to accelerate or defer specific initiatives or necessitate reallocations, which may not be apparent to investors until after funds have been deployed. Pending use, we may invest proceeds in short-term instruments that do not yield meaningful returns. Fees payable to our crowdfunding intermediary will reduce the net proceeds available to us and may impact how we use the proceeds of this offering. As a result, the funds we actually deploy for our business purposes will be less than the gross amount raised. Misallocation or inefficiency could delay milestones and diminish shareholder value.

There has been no independent valuation of our Common Stock, which means that such Common Stock may be worth less than the offering price in this offering.

The offering price was determined by management and does not reflect a third-party appraisal, fairness opinion, or arm's-length negotiation. The price may not be indicative of the fair value of our Common Stock, and there is no assurance that investors will be able to resell shares at or above the offering price. Our limited revenue history, early-stage technology, dependence on future capital raises, and the speculative nature of the commercial lunar economy mean that post-offering valuations could be materially lower than the offering price.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

As a private company, we have not completed the internal control assessments and remediation required under Section 404 of the Sarbanes-Oxley Act. Our financial reporting processes, IT systems, and segregation of duties may be less robust than those of public companies. Given our small team size of approximately 23 personnel across multiple countries, our ability to maintain adequate segregation of duties and internal controls is inherently limited. We may identify material weaknesses or significant deficiencies that, if unremedied, could result in errors in our financial statements, regulatory noncompliance, or reduced investor confidence.

Our shares of Common Stock are restricted securities subject to transfer restrictions under Regulation Crowdfunding and our charter documents, and you may be unable to transfer your shares for at least one year, subject to limited exceptions.

Securities sold in this offering are subject to transfer restrictions, including the one-year transfer limitation under Regulation Crowdfunding, subject to limited exceptions. Transfers will be limited by federal and state securities laws and contractual provisions. Securities sold under Regulation Crowdfunding are generally subject to a one-year transfer restriction, subject to limited exceptions; thereafter, resales typically require compliance with Rule 144 or another available exemption, including satisfaction of holding periods and the availability of current public information, which may not be available at all times. Even after expiration of the one-year regulatory restriction, transfers may be constrained by the absence of a trading market, limitations under state securities laws, and any transfer restrictions in our charter documents or investor agreements. These transfer restrictions may make it difficult for you to sell your shares when desired, at desired prices, or at all. Even after any applicable restricted period, resales of our Common Stock will remain subject to federal and state securities laws and could be limited by contractual lockups or market standoff provisions. These limitations could further reduce liquidity and adversely affect the value of your investment.

Our affiliates, including officers, directors and existing shareholders may invest in this offering and their funds will be counted toward our achieving the minimum amount.

Participation by affiliates may reduce the signaling value of the minimum offering amount as an indicator of third-party investor demand. In addition, affiliates may have interests that differ from those of new investors, including preferences regarding future financings, strategic alternatives, or timing of liquidity events.

An investment in our Common Stock is highly speculative and involves a high degree of risk, including the risk of loss of your entire investment.

We are an early-stage company that has generated only limited revenue to date, and we are attempting to develop and deploy novel spacecraft technology in an industry where mission failures are common and the commercial market for our services does not yet exist. We may never achieve profitability or liquidity, and there is no guarantee of a return on your investment. The space industry carries unique and extreme risks, including total mission loss, that are not present in most other industries. Securities acquired in this offering are illiquid and should be considered only by investors who can afford to lose their entire investment and hold their shares for an indefinite period.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings, if any, to fund operations, spacecraft development, and growth. As a result, capital appreciation, if any, will be your sole source of gain, and you should not rely on dividend income from our Common Stock.

You will incur immediate and substantial dilution as a result of this offering.

The offering price of our Common Stock is higher than the net tangible book value per share immediately after the offering, resulting in immediate dilution to new investors. Future issuances of equity or equity-linked securities, including in connection with anticipated future equity financings, employee equity plans, strategic transactions, or follow-on financings, will further dilute your ownership. Anti-dilution protections held by other security holders, if any, could amplify dilution to common shareholders.

We will require additional capital, which may not be available on favorable terms, if at all; raising additional capital may cause dilution to our shareholders, including participants in this offering, or restrict our operations.

We expect to continue investing in our business and will need to raise substantial additional funds to complete the OB-1 mission, execute subsequent missions, and build out our IaaS offerings. Additional capital may be required for launch services procurement, additional lander fabrication, payload integration, regulatory compliance, and general corporate purposes. This offering of up to a maximum of $5 million is intended to fund the OB-1 program from completed Preliminary Design Review through Critical Design Review and into structural fabrication. However, the total capital required to complete the OB-1 mission, including launch services, full fabrication, integration, testing, and mission operations, will substantially exceed the proceeds of this offering. We will need to raise additional capital, including through planned future equity financings, to complete our first mission. The launch services agreement with SpaceX is itself a future equity financing deliverable, indicating the magnitude of capital still required. There can be no assurance that additional financing will be available to us on acceptable terms, or at all. Our ability to obtain additional financing may be adversely affected by our limited revenue history, the speculative nature of commercial lunar ventures, general market conditions, and investor sentiment regarding early-stage space companies. Equity or convertible financings will dilute existing shareholders; debt financings may include restrictive covenants, security interests, or payment obligations that limit operational flexibility. Market conditions may require us to accept less favorable terms, including liquidation preferences, participation rights, or board designation rights that disadvantage common shareholders. Given the capital-intensive nature of spacecraft development and the need for multiple rounds of financing before meaningful revenue generation, the cumulative dilution to investors in this offering could be substantial. If we are unable to raise additional capital when needed, we may be required to delay, reduce, or abandon our development programs, which could result in the failure of our business.

There is no current trading market for our Common Stock, and if a trading market does not develop, purchasers of our Common Stock may have difficulty selling their Common Stock.

750775.11

Even if a trading market develops, it may be illiquid, with wide bid-ask spreads and limited trading volumes. The absence of a robust market can make it difficult to establish or sustain a valuation and can increase price volatility. Transfers may also be restricted by our charter, bylaws, or investor agreements.

We may change the timing of this offering, including extending the offering deadline, ending the offering early, and conducting multiple or "rolling" closings. If we extend the offering deadline, your funds may be held in escrow for a longer period and will not accrue interest; if we end the offering early, you may have less time than expected to participate. We may also conduct multiple closings, which can result in different cancellation or reconfirmation rights depending on when you invest.

Our founder and CEO holds approximately 90% of the voting power of our outstanding securities, which means he can control all matters submitted to shareholders, and as a minority shareholder you will have limited to no ability to participate in the management of our business.

Our founder and Chief Executive Officer, Siba Padhi, beneficially owns approximately 90% of the voting power of our outstanding Common Stock. As a result, Mr. Padhi has the ability to control the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors, amendment of our certificate of incorporation and bylaws, and approval of any merger, consolidation, sale of assets, or other major corporate transaction. Holders of our Common Stock do not have rights to participate in the management or operations of the Company. This concentration of ownership and voting control could delay, defer, or prevent a change-in-control transaction, deprive other shareholders of an opportunity to receive a premium for their shares, and make it difficult for shareholders to replace management or members of our board of directors. Mr. Padhi's interests as our founder, CEO, and controlling shareholder may not always be aligned with the interests of minority investors. For example, Mr. Padhi may prefer to pursue growth strategies, accept financing terms, or engage in related-party transactions that benefit his control position but that are less favorable to minority shareholders. We have not previously raised institutional venture capital, and our board of directors currently consists of only two members — Mr. Padhi and Dharmesh Shah — with no independent directors. Until such time as our board is expanded and independent directors are appointed (which is contemplated in connection with our planned future equity financing), there will be no independent oversight of management's decisions, compensation arrangements, or related-party transactions. Your ability to influence corporate matters, including the election of directors and approval of significant transactions, will be extremely limited. We may expand our board in connection with a future equity financing, and the terms of such expansion may further concentrate control with institutional investors or management.

Certain provisions of our certificate of incorporation and bylaws, the Delaware General Corporation Law, and the subscription agreement you will sign as a condition to your participation in this offering may have the effect of discouraging or delaying a change in control of our company.

Our bylaws contain advance notice requirements for director nominations and shareholder proposals, and shareholders may be restricted from calling special meetings or acting by written consent. The subscription agreement includes a proxy in specified circumstances authorizing our Chief Executive Officer to vote your shares, which may limit your ability to influence matters that come before shareholders. The concentration of voting power in our founder and Chief Executive Officer further limits the ability of other shareholders to influence a change-in-control transaction. We note that our certificate of incorporation expressly elects not to be governed by Section 203 of the Delaware General Corporation Law, so that statute does not restrict business combinations with an "interested stockholder." The foregoing provisions may nonetheless discourage, delay, or prevent certain change-in-control transactions or make them more difficult to consummate, even if such a transaction could be beneficial to shareholders.

The market standoff provision in the subscription agreement for this offering may limit your ability to sell or transfer your Common Stock.

In connection with an underwritten public offering or certain liquidity events, our Chief Executive Officer may enter into a lock-up agreement on your behalf restricting transfers for up to 300 days. These restrictions can prevent you from selling your shares at times when you otherwise might wish to do so, including after positive developments or during market strength.

Using a credit card to purchase Common Stock may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Credit card purchases may include transaction fees and interest charges that increase your effective purchase price. In the event of a dispute or chargeback, your remedies may be limited, and reversal of a purchase may be unavailable after shares are issued. You should consider these costs and risks when determining whether and how much to invest.

No governmental agency has reviewed or passed upon this offering, our business, or any securities of our company.

We are offering securities under exemptions from registration and without review for merit or fairness by any federal or state agency. As a result, investors will not have the benefit of an independent assessment of the adequacy or accuracy of our disclosure or of the terms of this offering.

We may terminate our reporting obligations under Regulation Crowdfunding in the future if we meet applicable conditions, which would reduce the amount of information available to you.

If we have filed at least one annual report and meet the exit conditions under Rule 202(b), we may cease providing ongoing annual reports. Reduced public disclosure can limit transparency into our financial condition and operations and may reduce secondary market interest.

Transfer restrictions under Regulation Crowdfunding and our own transfer restrictions may limit your ability to transfer your Common Stock for at least one year, subject to limited exceptions.

Even after expiration of the one-year regulatory restriction, transfers may be constrained by the absence of a trading market, limitations under state securities laws, and any transfer restrictions in our charter documents or investor agreements. These limitations can make our Common Stock less attractive and reduce liquidity.

We will require additional capital, which may not be available on favorable terms, if at all; any additional equity financings will dilute you, and any debt financings may restrict our operations.

We expect to continue investing in our business and will need to raise substantial additional funds to complete the OB-1 mission, execute subsequent missions, and build out our IaaS offerings. Additional capital may be required for launch services procurement, additional lander fabrication, payload integration, regulatory compliance, and general corporate purposes. Equity raises will dilute existing holders, and debt could impose covenants that limit our operational flexibility. Future equity issuances will dilute existing stockholders and may include securities with rights senior to common stock, including liquidation preferences and anti-dilution protections; debt financings may include covenants that restrict our operational flexibility.

This offering of up to a maximum of $5 million is intended to fund the OB-1 program from completed Preliminary Design Review through Critical Design Review and into structural fabrication. However, the total capital required to complete the OB-1 mission, including launch services, full fabrication, integration, testing, and mission operations, will substantially exceed the proceeds of this offering. We will need to raise additional capital, including through future equity financings, to complete our first mission. The launch services agreement with SpaceX is itself a future equity financing deliverable, indicating the magnitude of capital still required. There can be no assurance that additional financing will be available to us on acceptable terms, or at all. Our ability to obtain additional financing may be adversely affected by our pre-revenue status, the speculative nature of commercial lunar ventures, general market conditions, and investor sentiment regarding early-stage space companies. If we are unable to raise additional capital when needed, we may be required to delay, reduce, or abandon our development programs, which could result in the failure of our business.

We will have considerable discretion in the application of the net proceeds of this offering, and our use of proceeds may differ materially from our current plans.

Our management will have broad discretion over the use of proceeds and may allocate funds in ways that do not enhance shareholder value or that deviate from our illustrative milestone plan. Engineering challenges, changes in mission specifications, regulatory requirements, or competitive dynamics may necessitate reallocations, which may not be apparent to investors until after funds have been deployed.

Fees payable to our crowdfunding intermediary will reduce the net proceeds available to us and may impact how we use the proceeds of this offering. As a result, the funds we actually deploy for our business purposes will be less than the gross amount raised.

We may be subject to tax law changes or other regulatory changes that adversely impact the value of your investment.

Changes in U.S. federal, state, or non-U.S. tax laws, regulations, or interpretations could adversely affect us and our investors. New legislation could apply retroactively and affect the tax consequences of this investment or the value of our securities. Regulatory changes affecting capital markets, export controls, space launch licensing, or the structure of government space programs could also impact our operating environment and valuation.

750775.11

USE OF PROCEEDS

The following table outlines our estimated use of the net proceeds from this offering based on our current plans and business condition. These figures are estimates, and actual expenditures could vary significantly due to various factors, including the status of our business operations and the results thereof. Consequently, our management retains broad discretion over how the net proceeds are allocated. We may also decide to use the proceeds for other purposes and will maintain discretion in their application. Additionally, we expect to require further funding to fully implement our business plan. See "*Risk Factors*" for more information.

		If Minimum Offering Amount is Sold [1]	If Maximum Offering Amount is Sold [1]
Total Proceeds		$20,001	$5,000,000
Less: Offering Expenses			
(A)	Intermediary fees (8% commission and $35,000 onboarding fee)	$1,600	$435,000
(B)	Legal expenses	$18,401	$20,000
(C)	Accounting expenses	$0	$30,000
Net Proceeds		$0	$4,515,000
Use of Net Proceeds			
(A)	Engineering and program labor	$0	$1,995,630
(B)	Lander structural design and fabrication	$0	$1,715,700
(C)	Business development, marketing, and licensing	$0	$496,650
(D)	Working Capital	$0	$180,600
(E)	General Operating	$0	$126,420
Total Use of Net Proceeds		$0	$4,515,000

(1) We will accept proceeds from oversubscriptions in excess of the maximum offering amount, in a manner determined by our board of directors. We intend to use the oversubscribed amount in the manner described in the above table.

(2) The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the full implementation of our business plan. See "*Risk Factors*" for more information.

750775.11

OUR BUSINESS

Overview

Orbit Beyond Inc. ("Orbit Beyond," the "Company," "we," "us," or "our") is a lunar infrastructure and services company that is building the operating platform for sustained commercial and governmental activity on the lunar surface. We are developing the OB-1 platform, a flight-heritage lunar lander designed to deliver payloads to the Moon and to serve as the foundation for recurring Infrastructure-as-a-Service ("IaaS") offerings, including Power-as-a-Service, Data-as-a-Service, and Mobility-as-a-Service. Our core subsystems — propulsion, thermal control, and landing guidance, navigation, and control ("GNC") — are being designed and developed by former senior ISRO engineers with experience on ISRO's Chandrayaan-2 and Chandrayaan-3 lunar missions. Chandrayaan-3 achieved the first successful soft landing in the lunar south pole region on record. We believe the engineering expertise and mission knowledge these team members bring from those programs significantly reduces the design risk and development timeline for OB-1 relative to programs staffed without comparable flight heritage; however, OB-1 is a new vehicle in the design and development phase and has not yet completed qualification testing.

We are one of only 13 NASA-certified Commercial Lunar Payload Services ("CLPS") providers. Our strategy is not to compete solely on the transportation layer — where margin compression is well documented among our publicly traded peers — but rather to position the Company as the operator of the surface utility layer that NASA's sustained human presence program will require. We intend to generate revenue across five verticals: (1) commercial landing services (CLPS and commercial payload delivery), (2) helium-3 ("He-3") and volatiles exploration services, (3) lunar 5G surface communications (branded "LunarConnect"), (4) lunar edge computing and data center services (branded "LunarEdge"), and (5) first-mission data sales; however, there can be no assurance that we will successfully generate revenue from all or any of these verticals.

We are in the design and development phase of our first commercial mission, OB-1. Our Preliminary Design Review is complete, and we are progressing toward Critical Design Review ("CDR") and structural fabrication. While we generated approximately $500,000 in revenue under a NASA NextSTEP contract completed in 2019 and 2020, we have generated no commercial or recurring revenue since and have no ongoing revenue-generating operations, and we expect to incur significant expenses and operating losses for the foreseeable future as we continue to develop OB-1 and pursue commercial and government contracts.

Our Corporate History and Structure

Orbit Beyond Inc. was incorporated as a C Corporation in the State of Delaware on August 17, 2018. Our principal offices are located at 100 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807, and our telephone number is (848) 480-0094. Our website address is orbitbeyond.com. Information contained on, or accessible through, our website is not incorporated by reference into this offering statement and should not be considered part of this registration statement.

In May 2019, we were awarded a CLPS task order valued at approximately $97 million. We voluntarily withdrew from that task order (Task Order 2) by mutual agreement with NASA, based on programmatic considerations at that time. Our CLPS provider status was unaffected, and we remained eligible to compete for future task orders.

Following the withdrawal, our prior relationship with TeamIndus (and its affiliate, Axiom Labs) was completely terminated, with no surviving rights or obligations on either side. We subsequently developed an entirely new lander of a completely different design. We completed our Preliminary Design Review ("PDR") in September 2022 and presented it to NASA, and the design was accepted for placement in the CLPS program.

The Company is, and since inception has been, wholly owned and controlled by its founder, Siba Padhi, who remains the majority shareholder. Since that time, we have assembled the engineering team and supplier relationships described elsewhere in this offering statement, and we believe we are now positioned to execute on CLPS task orders. Our CLPS certification remains active, and we are currently bidding on new task orders under the CT4 and CP32 procurement cycles.

Our India-based engineering work is performed by skilled aerospace personnel engaged as independent contractors, together with partner companies (Azista Composites, Asterope, Aadyah Aerospace, and L&T Aerospace & Defense) that supply manpower for a fixed monthly fee. Our Portugal-based GNC integration work is performed by Spinworks (Portugal), which manages GNC integration, including converting the DLR CNAV algorithms into appropriate software code.

Orbit Beyond Inc. is a single operating entity with no subsidiaries, affiliated entities, joint ventures, or special purpose vehicles. Our India-based engineering work is performed by independent contractors and partner companies on a services basis; these are third-party relationships and not subsidiaries or branches of the Company. Work product flows in a single direction, from India to the U.S. parent, and we have confirmed that this workflow does not give rise to ITAR implications. Our Portugal-based GNC integration work is performed by Spinworks (Portugal) on a contract basis.

Our Industry

The commercial lunar economy is experiencing a period of unprecedented growth driven by converging government policy mandates and emerging commercial demand. According to McKinsey's 2024 report, the global space economy is projected to reach $1.8 trillion in value by 2035, driven by accelerating national security and commercial demand.

Several catalysts are accelerating investment in the lunar surface in particular:

NASA's Pivot to Sustained Lunar Presence. In March 2026, NASA cancelled the Lunar Gateway and redirected resources toward building permanent infrastructure on the lunar surface. The Artemis IV mission, planned for early 2028, is now planned to be the first crewed lunar landing of the Artemis program, and Artemis V, planned for late 2028, is expected to begin constructing the permanent surface base, with annual lunar landings planned thereafter. NASA's Ignite initiative, announced in April 2026, reset commercial lunar policy to prioritize more frequent missions, broader payload manifests, and an explicit mandate for private operators to carry the cadence Artemis requires. We understand that more than 90 lunar missions are planned across NASA, the European Space Agency, the Japan Aerospace Exploration Agency, ISRO, and commercial operators through 2035.

Expanding CLPS Program. NASA's CLPS initiative, with an indefinite-delivery/indefinite-quantity contract ceiling of $2.6 billion (with a pending increase to $4.2 billion), serves as the primary procurement mechanism through which commercial providers deliver payloads to the lunar surface. Only 13 companies, including Orbit Beyond, are certified CLPS providers, creating a constrained supply of qualified operators.

Emergence of Commercial He-3 Market. Helium-3, a rare isotope with significant commercial applications in quantum computing cryogenic cooling, has transitioned from a speculative resource to a market with named buyers and contracted offtake. Interlune, Inc. has reportedly signed contracts with the U.S. Department of Energy Isotope Program, Maybell Quantum Industries, and Bluefors Oy for aggregate contracted demand of approximately $500 million with delivery obligations in the 2028–2037 window. China's lunar program, including the Chang'e-5, Chang'e-6, and planned Chang'e-7 and Chang'e-8 missions, has He-3 prospecting as a stated objective, further validating international interest in establishing operational positions at He-3-bearing lunar sites.

Growing Department of Defense Interest. The U.S. Department of Defense ("DoD") has expressed growing interest in cislunar space domain awareness, creating dual-use revenue opportunities for surface communications and data infrastructure. From 2024 to 2029, the DoD's average proposed space budget has increased 82% compared to the 2018–2023 averages.

Shared-Infrastructure Economics. A March 2026 economic paper on NASA's commercial models suggests that siloed-infrastructure models — where every lander brings its own power and communications — generate industry-wide losses, while shared core infrastructure models generate industry-wide profits. We believe this structural finding supports the economic rationale for IaaS providers such as Orbit Beyond.

Our Products and Services

Our business is organized around a single, configurable lander platform — OB-1 — that is designed to deliver payloads to the lunar surface and to operate as recurring infrastructure once deployed. We believe the OB-1 platform is capable of supporting five revenue verticals on a single mission:

Commercial Landing Services. We intend to provide payload delivery services to the lunar surface for NASA, allied space agencies, and commercial customers under the CLPS initiative and through direct commercial contracts. The OB-1 lander is designed to carry up to 500 kilograms of payload to the lunar surface, scalable from 100 kilograms. OB-1 is expected to be powered by five 800-Newton engines based on designs proven on prior ISRO lunar missions, with 16 reaction control system thrusters for precision attitude control, and is designed to employ a GNC system with terrain-relative navigation and hazard detection and avoidance capabilities developed by our engineering team based on their direct experience on the Chandrayaan-3 program. The OB-1 program

23

carries two landers in parallel development, a deliberate design choice intended to de-risk the schedule and expand the payload footprint.

He-3 and Volatiles Exploration Services. We are developing a service line to manifest He-3 extraction payloads and operate the surface infrastructure necessary for resource exploration. Our intended role is not as a miner but as the infrastructure operator: we expect to deliver the extraction payload, operate the surface infrastructure on behalf of a strategic buyer, and capture transportation and operations revenue. We are targeting the closing of a helium offtake deal as a commercial milestone.

Lunar Surface Communications (LunarConnect). We are developing a lunar 5G surface communications node with co-located edge-compute payload, designed to provide astronaut communications, mission data relay, fault detection, isolation, and recovery ("FDIR") services, rover teleoperation, and science IoT sensor networks. Hardware partner selection is in progress between Tejas Networks (an Indian telecommunications infrastructure provider) and Nokia (which demonstrated cellular network capability on the lunar surface during Intuitive Machines' IM-2 mission in March 2025); however, there can be no assurance that we will be able to finalize a hardware partnership on commercially reasonable terms or at all.

Lunar Edge Computing and Data Center (LunarEdge). We are developing on-surface storage, edge compute, and AI-as-a-Service capabilities designed to support sovereign data archiving, sub-second cislunar FDIR, and on-surface AI inference workloads. The LunarEdge data center payload is designed to be co-located with the LunarConnect communications node, which we expect will enable two revenue lines from a single hardware footprint.

First-Mission Data Sales. We believe that the first commercial lander to operate continuously at a lunar south-pole site will produce data products that cannot be replicated until another operator arrives at the same site. We expect these data products to include U.S. Space Force ("USSF") Space Domain Awareness imagery, lunar surface mineral mapping, hosted commercial scientific payload data, and first-mission imagery products.

Our Market Opportunity and Customers

Our target market encompasses government and commercial organizations requiring payload delivery, surface infrastructure, and data services on the lunar surface. Our addressable market is driven by several distinct customer segments:

NASA and U.S. Government Agencies. NASA is our primary government customer through the CLPS program. We are actively bidding on NASA CLPS task orders under the CT4 and CP32 procurement cycles. We also anticipate opportunities with the USSF for space domain awareness data and with the DoD for cislunar situational awareness.

Allied Space Agencies. We target international customers among the Artemis Accords signatories, including European Space Agency, Japan Aerospace Exploration Agency, and ISRO, as well as the Mohammed Bin Rashid Space Centre of the UAE.

Commercial Customers. Our commercial customer pipeline includes potential customers in 5G telecommunications, data center services, He-3 extraction, and rover deployment. We can provide no assurance that these prospective engagements will result in definitive agreements or revenue.

Peer Lander Operators. As the commercial lunar economy matures, we intend to sell power, data, and communications services to other lander operators and surface assets under long-term service level agreements.

We have no commercial or recurring revenue, and no revenue-generating relationships are currently in place. Commercial agreements targeting He-3 offtake, data center soft commitment, and 5G partner letters of intent are milestones under our current operating plan; however, there can be no assurance that any such milestones will be achieved, and even if completed, we cannot assure you that they will convert to revenue-generating contracts in future periods.

Sales and Marketing

Our sales and business development efforts are led by Lawrence A. Helm, Vice President of Business Development, who brings over 30 years of experience, including 22 years at NASA Headquarters across the Space Launch System, Commercial Crew and Cargo, Artemis, and Lunar Surface Systems programs. Our international

750775.11

business development is led by Badrinath Singh, Vice President of International Business and Partnerships, who has over 25 years of experience across 18 countries.

Our go-to-market strategy focuses on three channels: (1) direct pursuit of NASA CLPS and other government task orders, leveraging our CLPS certification and our relationships with NASA Headquarters and NASA Marshall Space Flight Center; (2) commercial partnerships, where we convert our IaaS stack into contracted revenue with named commercial counterparties; and (3) international engagement through Artemis Accords partners and bilateral research agreements, such as our partnership with the German Aerospace Center (Deutsches Zentrum für Luft- und Raumfahrt, or "DLR"), an agency of the Federal Republic of Germany. Under this established lunar science collaboration, formalized through a contractor teaming arrangement supporting our CLPS proposals, DLR contributes guidance, navigation, and control (GNC) expertise—including crater-based navigation for lunar descent and landing—to our lunar lander program.

Competitive Strengths

We believe our competitive strengths include the following:

Proprietary Technology. We are developing proprietary technology in nine subject areas across six engineering layers critical to our planned lunar operations. No patent applications have been filed to date, but we intend to file applications once funding from this offering is available.

Proven, Flight-Heritage Engineering Team. Our OB-1 lander's core subsystems — propulsion, thermal control, and landing GNC — are being designed and developed by former senior ISRO engineers who worked directly on ISRO's Chandrayaan-2 and Chandrayaan-3 programs. Chandrayaan-3 achieved the first successful soft landing in the lunar south pole region on record. Combined, our India-based engineering bench brings approximately 150 years of ISRO spacecraft systems experience across systems engineering, structures, propulsion, thermal control, and communications. Our U.S. leadership team adds over 50 combined years of NASA program experience across Space Launch Systems, the International Space Station, Commercial Crew, Artemis, and Lunar Surface Systems. We believe this depth of flight heritage significantly reduces qualification risk and enables the Company to compete on timelines that would not be achievable with clean-sheet designs; however, OB-1 is a new vehicle and has not yet completed its own qualification testing.

Differentiated IaaS Business Model. Unlike competitors focused primarily on transportation-only business models, we are building a platform designed to generate recurring, utility-grade revenue from power, data, and mobility services sold to NASA, peer lander operators, allied agencies, and commercial customers. We believe this positions us to avoid the margin compression experienced by operators focused solely on the transportation layer.

Capital Efficiency. The Chandrayaan-3 mission, as publicly reported by ISRO, was delivered at an approximate total mission budget of $74 million — materially below U.S. peer programs on comparable missions. The same engineering culture and bench are now executing OB-1, and we believe this will enable similar capital efficiency in our operations.

NASA CLPS Certification and Institutional Relationships. We are one of only 13 NASA-certified CLPS providers and we maintain an executed agreement with NASA Marshall Space Flight Center for Assembly, Integration, and Test of OB-1 and co-partnership of the Mission Operations Center.

Growth Strategies

We are pursuing a growth strategy designed to evolve from a single-mission lander company into what we believe can become a leading provider of lunar surface infrastructure services. Key elements include:

Execute OB-1 and Demonstrate IaaS Capabilities. Our near-term priority is to complete CDR, begin structural fabrication of the OB-1 landers, and execute the first commercial mission, which we expect will serve as the in-flight proving ground for all five IaaS verticals.

Increase Mission Cadence. We plan to ramp from our inaugural OB-1 mission to a target cadence of multiple missions per year by 2031, consistent with the NASA Ignite mandate for expanded commercial mission frequency. Our mission cadence plan targets eight missions over five years; however, there can be no assurance that we will achieve this cadence, which is subject to numerous factors outside our control, including launch vehicle availability, regulatory approvals, and funding.

Close Commercial Partnerships and Offtake Agreements. We are targeting the closing of commercial agreements across the He-3, data center, and 5G verticals to convert our engineering platform into a commercially validated business prior to the OB-1 launch; however, there can be no assurance that we will be able to close any such agreements on commercially reasonable terms, or at all.

Expand Government Contract Pipeline. We intend to actively bid on NASA CLPS task orders and pursue opportunities under NASA Ignite, as well as pursue DoD cislunar situational awareness and USSF space domain awareness contracts.

Develop Sample Return Capability. Our technology roadmap includes the development of a re-entry module for guided entry and landing, extending our platform beyond lunar surface delivery into sample-return missions. We believe this capability, if successfully developed, would enable the highest per-mission revenue profile in our model; however, sample return technology involves significant technical risk, and there can be no assurance that we will successfully develop this capability.

Plan of Operation

We intend to use the net proceeds from this offering to advance OB-1 from completed preliminary design through Critical Design Review and into the start of structural fabrication over the next twelve months, while simultaneously pursuing commercial partnerships across our He-3, communications, and data center verticals. Key milestones include completing Critical Design Review, commencing lander structural fabrication, filing for FAA and FCC regulatory approvals, and targeting the closing of initial commercial agreements. Full mission financing, including launch services and payload integration, will require a subsequent financing round. There can be no assurance that we will achieve these milestones on our anticipated timeline, or at all.

Competition

The commercial lunar economy features a limited but growing field of competitors. Our principal competitors and comparable companies include:

CLPS Cohort and Lunar Transportation Providers. Intuitive Machines, Inc. (Nasdaq: LUNR) is a publicly traded space infrastructure and services company that has completed two lunar missions under CLPS and reported fiscal year 2025 revenue of approximately $210 million, with an operating margin of approximately negative 41.5%. Firefly Aerospace, Inc. is a privately held space and defense technology company that achieved the first fully successful commercial Moon landing and has approximately $1.1 billion in backlog. Other CLPS cohort members include Astrobotic Technology, Inc. and ispace, inc.

Lunar Surface Networking. Nokia Corporation (Bell Labs) demonstrated lunar 4G capability in 2025. Tejas Networks and Aquarian Holdings operate in the surface communications space. Our strategy is partnership over competition in this vertical.

Lunar Rovers and Surface Mobility. Lunar Outpost, Astrolab, and Venturi Space are payload customers rather than competitors, and we have signed teaming agreements with Lunar Outpost and Astrolab.

Lunar Resource Operators. Interlune, Inc. is the leading commercial He-3 extractor with approximately $500 million in contracted demand. We view Interlune as a potential customer rather than a competitor, as every He-3 extraction payload requires a lander platform and surface infrastructure.

The principal competitive factors in our market include flight heritage and reliability, mission cost, payload capacity, precision landing capability, ability to survive the lunar night, range of surface services offered, and relationships with government procurement authorities. We believe we compete favorably on flight heritage, precision landing at challenging south-pole sites, lunar night survival architecture, and breadth of IaaS offerings. However, several of our competitors have significantly greater financial resources, established track records of mission execution, and larger teams.

Sourcing and Suppliers

Our manufacturing and procurement approach leverages the experience of our engineering bench, which includes former senior ISRO engineers, and established supplier relationships. Key sourcing and supply chain relationships include:

750775.11

Propulsion. Our propulsion architecture is based on designs proven on ISRO's Chandrayaan-2 and Chandrayaan-3 missions, developed by our engineering team members who led propulsion on those programs. Nammo supplies motor components on a commercial purchase basis.

Avionics. Beyond Gravity (a RUAG International operating segment, headquartered in Switzerland with U.S. operations) supplies the on-board computer. This is the only external dependency in our avionics stack; the balance of the avionics architecture is developed in-house.

Communications. MOOG supplies radios on a purchase basis. The remainder of the communications architecture, including S, C, X, Ku, and Ka-band capabilities, is developed in-house by our former ISRO communications lead.

Structure Fabrication. Larsen & Toubro ("L&T") provides fabrication services for the lander's primary structure.

Testing and Integration. Subsystem-level testing is conducted at third-party facilities in India on a services basis. Assembly, integration, and test of OB-1 will be conducted at NASA Marshall Space Flight Center under our existing program agreement.

Launch Services. SpaceX is our planned launch provider for OB-1, though no executed launch services agreement exists at this time. The launch contract is a planned future equity financing deliverable. Multiple commercial launch alternatives are available in the market, including Blue Origin's New Glenn and ULA's Vulcan Centaur; however, there can be no assurance that we will be able to secure a launch services agreement with any provider on commercially reasonable terms or that launch services will be available when we require them.

We believe our procurement lead times have been negotiated to match or beat NASA's published expected lead times across every line item. On propulsion and avionics items, we believe we are materially below the NASA expected range, reflecting ISRO heritage and established supplier relationships.

Seasonality

Our business is not subject to material seasonal fluctuations. However, our operations may be influenced by government fiscal year budget cycles, as NASA and other government customers typically award contracts and issue task orders in connection with their annual appropriations processes.

Intellectual Property

The protection of our technology and intellectual property is an important aspect of our business. Our intellectual property position rests on two pillars: engineering know-how brought by our team from the Chandrayaan-3 program, and proprietary technology being developed for OB-1 for which we plan to seek patent protection.

We are developing proprietary technology in nine subject areas across six engineering layers, for which we plan to file patent applications:

- *Power and Thermal:* Radioisotope heater/generator integration with fuel-cell hybrid power and co-optimized thermal subsystem, targeting lunar night survival beyond the standard 14-day cycle.
- *Surface Communications and Edge Compute:* Lunar 5G surface communications node with co-located edge-compute payload.
- *Precision Landing (two subject areas):* Independent 6-degree-of-freedom control using optimum reaction control thruster combination, and precision landing via seamless integration of celestial navigation, terrain-relative navigation, and hazard detection and avoidance functions.
- *Structures and Mechanisms (two subject areas):* Landing leg design with minimum mass and maximum load capability, and novel high-reliability deployment mechanism for moon rovers.
- *Avionics and Integration (two subject areas):* High-reliability avionics design for a versatile moon lander, and versatile vehicle electronics and integration and simulation facility.
- *Re-entry and Return:* Design of re-entry module for guided entry and landing.

Preliminary design work is complete across the technology portfolio. We plan to finalize and file patent applications during the CDR cycle, subject to available funding. There can be no assurance that applications will be filed, that patents will be granted, or that a planned freedom-to-operate review will not identify issues limiting our ability to commercialize these technologies.

Our heritage foundation includes core flight software expertise brought by our engineering team from the Chandrayaan-3 program, including autonomous guidance, navigation, and hazard-avoidance algorithms that were qualified on the lunar south pole during that mission.

We also rely on trade secrets, know-how, confidentiality agreements, and other contractual protections to safeguard our proprietary information.

As of the date of this offering statement, we have not filed any patent applications. We have identified nine subject areas across six engineering layers for which we intend to seek patent protection and plan to prepare and file applications during the Critical Design Review cycle, subject to available funding. We are not a party to any inbound or outbound license agreements. Our use of Chandrayaan-3 program heritage rests on the know-how of personnel who worked on that program, rather than on any transferred or licensed ISRO patents. We intend to obtain a freedom-to-operate opinion. There can be no assurance that applications will be filed, that patents will issue, or that the freedom-to-operate review will not identify issues limiting our ability to commercialize these technologies.

Human Capital

As of May 2026, we had 4 full-time employees and 10 contractors at the U.S. parent level. Our broader operating headcount, including our India engineering team and Portugal operations, was approximately 23 across employees and contractors. Our contractor bench scales against active program demand, and we expect headcount to increase during high-demand engineering periods such as the CDR cycle.

Our U.S.-based team is led by seasoned aerospace professionals with decades of combined experience at NASA, Teledyne Brown Engineering, and other leading organizations. Our India-based engineering bench consists of five former ISRO subsystem leads who collectively bring approximately 150 years of spacecraft systems experience, with direct heritage from the Chandrayaan-2 and Chandrayaan-3 programs.

None of our employees is represented by a labor union or covered by a collective bargaining agreement, and we believe that we have a good relationship with our employees.

Facilities

Our headquarters are located at 100 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807, under a lease. Our Huntsville, Alabama operations are co-located with TecMasters, our integration partner. We do not own our development and test facilities; we use partner facilities for subsystem development and integration, including Azista Composites (structure and thermal development) and Bellatrix (propulsion system integration), as well as third-party facilities for our India-based work. Our Portugal work is conducted under a teaming agreement with, and a work contract with, Spinworks. Assembly, integration, and test of OB-1, and our Mission Operations Center, are planned to be conducted at NASA Marshall Space Flight Center under our arrangement with NASA.

Climate Change and Sustainability

We do not believe that existing environmental laws and regulations have had, or are expected to have, any material effect on our operations. Our spacecraft development and launch activities are subject to environmental regulations regarding the handling and disposal of hazardous materials, and we intend to comply with all applicable environmental laws in all jurisdictions in which we operate.

Government and Environmental Regulations

Our operations are subject to extensive governmental regulation. As a company engaged in the development and operation of spacecraft and related systems, we must comply with a variety of federal, state, and foreign laws and regulations, including:

Export Controls and ITAR. Our business is subject to stringent U.S. import and export control laws, including the International Traffic in Arms Regulations ("ITAR") administered by the U.S. Department of State and the Export Administration Regulations administered by the U.S. Department of Commerce's Bureau of Industry and Security. Our domestic U.S. corporate profile is maintained to preserve ITAR and export-control eligibility and to enable direct participation in CLPS task orders and Artemis-related awards.

FAA Licensing. The operation and launch of spacecraft in the United States require licenses from the Federal Aviation Administration ("FAA"). We plan to file for FAA payload review approval during our Q3 milestone period; however, there can be no assurance that we will receive such approval or that it will be granted in our expected timeframe.

FCC Licensing. Radio communications for spacecraft operations require licenses from the Federal Communications Commission ("FCC"). We plan to file for FCC spectrum licensing during our Q4 milestone period; however, there can be no assurance that we will receive such licensing or that it will be granted in our expected timeframe.

Government Contracting Regulations. As a contractor to NASA and potentially other U.S. government agencies, we are subject to the Federal Acquisition Regulation, which imposes procurement, pricing, cost accounting, and audit requirements.

Environmental Regulations. Our operations are subject to federal, state, and local environmental laws and regulations governing the handling, storage, and disposal of hazardous materials.

Directors and Officers

Orbit Beyond is led by two complementary groups: a U.S. leadership team with deep NASA, Space Launch System, and CLPS-procurement experience, and an India systems team led by former ISRO program leads who designed and flew the Chandrayaan-2 and Chandrayaan-3 landers.

Siba Padhi, President & CEO. Mr. Padhi has been our President and Chief Executive Officer and a member of our board of directors since our incorporation in August 2018. Mr. Padhi is a serial entrepreneur and the sole founder of the Company. He previously served as Director of Finance at ConEdison Communications and as Chief Executive Officer of Philippine Wireless India, which operated across eleven cities. Mr. Padhi holds degrees from NYU Stern, the London School of Economics, and the Asian Institute of Management.

Dharmesh Shah, Director. Mr. Shah has served as a member of our board of directors since April 6, 2026. Mr. Shah is the Founder, President, and Chief Executive Officer of Asset Management & Analyst Corp ("AM&A Corp."), which he founded in 2001 and grew from three restaurants into a portfolio of more than 60 retail outlets across the New York/New Jersey Tri-State Area, operating Dunkin' Donuts, Baskin-Robbins, Subway, Popeyes, and IHOP franchises. In that role he is responsible for the financial and operational management of high-volume retail businesses. He also leads AM&A Corp's financing arm, acting as an investor and lender to fund acquisitions and real estate.

Dr. Kimberly Robinson, Chief Operating Officer. Dr. Robinson brings over 30 years of experience at NASA and in the space sector. She was a founding member of the SLS Program and served as Payload Mission Manager for Artemis I (the first capability to integrate payloads on SLS) and Ares I-X Project Integration Manager ($450M test flight, launched in 39 months; Time "Invention of the Year" 2009). She formerly served as CEO & Executive Director of the U.S. Space & Rocket Center. Dr. Robinson holds a Ph.D. in Industrial & Systems Engineering from the University of Alabama in Huntsville and a B.E. in Mechanical Engineering from Vanderbilt University. She is a recipient of the NASA Exceptional Achievement Medal and Silver Snoopy.

Chris Crumbly, Chief Technology Officer. Mr. Crumbly has over 25 years of experience at NASA, the Von Braun Center, and Teledyne Brown. He managed SLS spacecraft and payload interfaces and served as Special Assistant to the NASA Deputy Administrator and at the White House OSTP.

Key Employees and Consultants

M. Krishnaswamy, Chief Systems Engineer. Mr. Krishnaswamy has over 40 years of spacecraft systems experience. He is a former ISRO Program Director for Chandrayaan-1 and Cartosat and leads the OB-1 lander architecture and integration.

Reggie Spivey, Head of Mission Integration. Mr. Spivey has over 30 years of aerospace experience. He formerly served as Vice President at Teledyne Brown, where he led over 450 payloads on the ISS and SLS, accumulating over 80,000 ISS operations hours. He is a recipient of the NASA Silver Achievement Medal and AIAA Engineer of the Year.

Lawrence A. Helm, VP Business Development. Mr. Helm has over 30 years of experience, including 22 years at NASA HQ across SLS, Commercial Crew & Cargo, Artemis, and Lunar Surface Systems. He formerly served as Director of Strategic Programs at BryceTech.

Badrinath Singh, VP International Business & Partnerships. Mr. Singh has over 25 years of experience in aerospace and defense across more than 18 countries. He has held prior leadership roles at Mastek, L&T, HCL, CapGemini, Oracle, Dell, and Mahindra Satyam.

Jamie Adams, Program Manager. Mr. Adams leads mission program management and integration.

The India systems team is the operational core of the OB-1 program. Each veteran was a senior ISRO program lead on Chandrayaan-2 and Chandrayaan-3. Combined, they bring more than 150 years of ISRO spacecraft systems experience to every critical OB-1 subsystem, with a flight-credited engineer leading each subsystem. Key subsystem leads include: M. Krishnaswamy (Systems, former ISRO Program Director — Chandrayaan-1, Cartosat); Dr. R.K. Srinivasan (Structures, former ISRO Deputy Director, led Chandrayaan-2/3 lander structures and landing legs); C. Paul Mony (Propulsion, former Chief Scientist, ISRO Propulsion, led Chandrayaan-3 propulsion); Dr. Alok Shrivastava (Thermal, lunar day/night thermal control specialist — Chandrayaan-3); and Dr. V. Sambasiva Rao (Communications, former ISRO Deputy Director, S/C/X/Ku/Ka-band spacecraft communications heritage).

The Company also benefits from the guidance of strategic advisors, including Brigadier General (ret.) Shimon Sarid, who serves as a Strategic Advisor and will manage the Company's relationship with Israel Aerospace Industries ("IAI"), and Professor Radhakant Padhi, who serves as a Strategic Advisor on Guidance, Navigation, and Control.

Executive Employment Agreements

On June 1, 2026, we entered into an executive employment agreement with Dr. Kimberly F. Robinson, our Chief Operating Officer, and on June 16, 2026, we entered into an executive employment agreement with Chris Crumbly, our Chief Technology Officer. We have not entered into a written employment agreement with our founder and Chief Executive Officer, Siba Padhi, who has historically supported the Company through contributed services and related-party advances rather than cash salary, and we did not pay material cash compensation to our executive officers for the years ended December 31, 2025 and 2024.

Director Compensation

We do not currently pay our directors any cash or equity compensation for their service as directors.

Our 2026 Equity Incentive Plan

Our board of directors and majority stockholder approved our 2026 Equity Incentive Plan (the "2026 Plan") on June 10, 2026. Certain of the material terms of this 2026 Plan are discussed below:

Administrator

Our board of directors administers our 2026 Plan and holds the authority to grant awards in accordance with the plan's terms. However, we may establish a compensation committee of our board of directors which would take over as administrator of our 2026 Plan. In any case, the administrator of our 2026 Plan may:

- Select the individuals who may receive awards.

- Determine the timing and type of awards, whether these are incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, cash-based awards, performance share awards, performance compensation awards, or a combination of these.

- Decide how many shares each award will cover.

- Set and adjust the terms and conditions of any award, including any restrictions, as long as these terms align with the plan. These conditions may vary between individual awards and recipients, and the board also approves the forms of award certificates.

- Accelerate the exercisability or vesting of all or part of any award at any time.

- Extend the period in which stock options may be exercised, subject to the plan's provisions.

- Adopt, modify, and repeal rules, guidelines, and practices for administering the plan as they see fit. They interpret the plan's terms and any related awards, make all necessary determinations for the plan's administration, resolve any disputes related to the plan, and oversee the overall administration.

All decisions and interpretations made by the administrator are binding on all individuals, including our company and those who receive awards under the plan. Further, the persons eligible to receive awards under our 2026 Plan include our full or part-time officers and other employees, directors, non-employee directors, and consultants and those of our subsidiaries, if any, as are selected from time to time by the administrator in its sole discretion.

Available Awards

Our 2026 Plan authorizes our board of directors, as the administrator, to issue a variety of awards. These include incentive stock options, non-qualified stock options, stock appreciation rights, restricted awards, performance share awards, and performance compensation awards. The maximum number of shares of common stock issuable pursuant to awards under our 2026 Plan is 2,500,000 shares of our common stock. Below is a description of each type of award:

Stock Options

Stock options and SARs will be evidenced by award certificates specifying the number of shares covered thereby, in such form as the plan administrator shall from time to time establish. Stock options granted under the plan may be either incentive stock options or non-qualified stock options. Incentive stock options may be granted only to our employees or employees of our subsidiaries so long as the subsidiary is a "subsidiary corporation" within the meaning of Section 424(f) of the Internal Revenue Code. If an option does not meet the requirements to qualify as an incentive stock option, it will automatically be treated as a non-qualified stock option. Stock options granted under our 2026 Plan will be subject to the terms and conditions that our board of directors, as the plan's administrator, considers appropriate. Additionally, if our board decides, stock options may be offered in place of cash compensation at the optionee's discretion, subject to the terms and conditions that our board establishes.

The exercise price for each stock option under our 2026 Plan will be set at the discretion of our board of directors, acting as the plan administrator. However, the exercise price per share must be at least equal to the fair market value of a share of our common stock on the effective date of the stock option grant. For incentive stock options granted to individuals who own ten percent or more of our company, the exercise price must be at least 110% of the fair market value on the grant date. There is an exception however, that a stock option may be granted with a lower exercise price if it is issued as part of an assumption or substitution for another option in compliance with Section 424(a) of the Internal Revenue Code. Stock options will become exercisable at the times determined by our board at or after the grant date; provided, that our board may accelerate the exercisability of any stock option, in whole or in part, at any time. Additionally, option holders will have shareholder rights only for shares they have acquired through the exercise of a stock option, not for unexercised options.

The term of each stock option will be determined by our board but cannot exceed ten years from the date of grant. For incentive stock options granted to individuals who own ten percent or more of our company, the term is limited to five years from the grant date. Stock options may be exercised in whole or in part by providing written

31

or electronic notice of exercise to us, specifying the number of shares to be purchased, unless otherwise stated on the award certificate.

Stock Appreciation Rights

A stock appreciation right, or SAR is an award that entitles the recipient to receive shares of our stock—or cash, if explicitly stated in the award certificate—equal in value to the difference between the fair market value of a share on the exercise date and the exercise price of the SAR, multiplied by the number of shares the SAR covers. The exercise price of a SAR will be no less than 100% of the fair market value of our stock on the grant date. Our board of directors, as the plan administrator, may grant SARs independently of any stock option.

Restricted Stock Awards

A restricted stock award grants shares that are subject to certain restrictions and conditions, which our board of directors, acting as the plan administrator, determines at the time of the grant. These conditions may be based on continued employment (or another service relationship) and/or the achievement of specific pre-established performance goals and objectives. Once the restricted stock award is granted and any applicable purchase price is paid, the grantee will have shareholder rights concerning voting and dividends on the restricted shares. However, if the removal of restrictions is tied to achieving performance goals, any dividends paid during the performance period will accrue and will only be paid to the grantee if and when those performance goals are met.

Our restricted shares cannot be sold, assigned, transferred, pledged, or otherwise encumbered or disposed of, except as specifically allowed by the plan or the restricted stock award certificate. At the time of the grant, our board will specify the date(s) and/or the attainment of pre-established performance goals, objectives, and other conditions that will cause the restrictions on transferability and our right of repurchase or forfeiture to lapse. Once these date(s) are reached, and/or the performance goals, objectives, and conditions are met, the shares will no longer be restricted and will be considered fully vested.

Restricted Stock Units

A restricted stock unit, or RSU, is an award of stock units that may be settled in shares of our stock—or cash, if explicitly provided for in the award—upon the satisfaction of specific restrictions and conditions determined at the time of the grant. These conditions may be based on continued employment or another service relationship and/or the achievement of pre-established performance goals and objectives. The terms and conditions for each RSU award are set by our board of directors, acting as the plan administrator, and may vary among individual awards and grantees.

Unless the RSU has a deferred settlement date that complies with Section 409A of the Internal Revenue Code, the RSUs, to the extent vested, will be settled in the form of shares of stock at the end of the vesting period. RSUs with deferred settlement dates are subject to Section 409A and will include additional terms and conditions as determined by our board to comply with those requirements. Our board may, at its discretion, allow a grantee to elect to receive a portion of their future cash compensation in the form of RSUs. Such an election must be made in writing and submitted to us by the date specified by our board, following Section 409A and other rules and procedures established by the board. Our board has the sole discretion to determine whether to permit these elections and under what circumstances, as well as to impose any limitations and additional terms and conditions as it deems appropriate.

RSUs elected to be received in lieu of cash compensation will be fully vested unless otherwise specified in the award certificate. If a grantee's employment or service relationship with us and our subsidiaries ends for any reason, all unvested RSUs will automatically terminate.

<u>Performance Awards</u>

A performance award grants shares of our stock based on the achievement of specific, pre-determined performance goals or metrics, such as earnings per share, revenue growth, or total shareholder return. Our board of directors, acting as the plan administrator, has the discretion to determine:

- The number of shares of common stock or stock-denominated units subject to a performance award granted to any participant.

- The performance period applicable to the award.

- The conditions that must be met for a participant to earn the award.

- The other terms, conditions, and restrictions of the award.

The number of performance shares a participant earns will depend on the extent to which the performance goals set by our board are achieved during the applicable performance period. No payout will be made for any performance award unless our board provides written certification that the minimum threshold performance goals have been met.

<u>Performance Compensation Awards</u>

Our board of directors, as the plan administrator, has the authority to designate any award described in our 2026 Plan (except for options and stock appreciation rights granted with an exercise price equal to or greater than the fair market value per share on the grant date) as a "Performance Compensation Award" at the time of grant. Additionally, the administrator can award a cash bonus to any participant and designate it as a Performance Compensation Award.

Within the first 90 days of a performance period—or another time frame determined by the administrator—the board will designate which participants are eligible to receive Performance Compensation Awards for that period. For each performance period, the administrator has full discretion to:

- Select the length of the performance period, which must be at least one fiscal quarter in duration.

- Determine the type(s) of Performance Compensation Awards to be issued.

- Establish the performance criteria that will be used to set the performance goals.

- Define the kind(s) and level(s) of performance goals that will apply to those awards.

Other Material Provisions

Awards under our 2026 Plan will be documented in a written agreement, in a form approved by our board of directors, who serve as the plan administrator. In the event of changes to our company's capitalization, such as stock splits, stock dividends, or similar recapitalizations, the administrator will make appropriate adjustments to the number of shares covered by outstanding awards or the exercise price of those awards. The administrator may also include provisions in the award agreement that allow for changes to the award in the event of a change of control of our company, such as accelerating the vesting schedule. Unless otherwise determined by the administrator at the time of the grant, awards are not transferable, except by will or the laws of descent and distribution. Before distributing any award, we may deduct or withhold amounts necessary to satisfy any employee withholding tax requirements. Our board has the authority to discontinue granting awards at any time. Additionally, the board can alter or amend the 2026 Plan or any outstanding award or terminate the plan for future grants. However, no amendment will be made without the approval of our shareholders if such approval is required by law or the rules of an applicable exchange. This includes amendments that would increase the number of shares available under the plan, change the eligibility criteria for awards, extend the time during which awards may be granted, or modify provisions of the plan related to amendments.

750775.11

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of the date of this Offering Statement by each person who is the beneficial owner of 20% or more of our outstanding voting equity securities. The Company is authorized to issue 50,000,000 shares of Common Stock, of which 22,359,238 shares are issued and outstanding as of the date of this Offering Statement. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of shares if such person has the right to acquire beneficial ownership of such shares within 60 days, including through the exercise of any option, warrant, or right or the conversion of any security. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Name of Beneficial Owner	Shares Beneficially Owned Prior to this offering [1]		Shares Beneficially Owned Immediately After this offering [2]	
	Shares	%	Shares	%
Siba Padhi, Chief Executive Officer and Director [3]	20,250,000	90.57	20,250,000	74.02

(1) Beneficial ownership percentages are calculated based on 22,359,238 shares of Common Stock issued and outstanding as of the date of this Offering Statement.

(2) Assumes the sale of all shares offered in this offering.

(3) Mr. Padhi, who serves as the Company's Founder, Chief Executive Officer, and a member of its Board of Directors, holds 20,250,000 shares of Common Stock, representing 90.57% of the Company's outstanding shares. Mr. Padhi acquired 9,000,000 "founder" shares of Common Stock on September 24, 2018, at a purchase price of $0.00001 per share. In early 2026, Mr. Padhi received an additional 11,250,000 shares of Common Stock as bonus shares.

750775.11

OWNERSHIP AND CAPITAL STRUCTURE

Capitalization

As of the date of this offering statement, our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.00001 per share (the "Common Stock"). We have a single class of common stock outstanding, and no shares of preferred stock or any other class or series of capital stock have been authorized, designated or issued, or are outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of 22,359,238 shares of Common Stock, as follows:

Type	Common Stock
Amount Outstanding	22,359,238
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Future issuances of Common Stock will dilute the ownership percentage of Securities purchased in this Offering on a pro-rata basis.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has no outstanding Simple Agreements for Future Equity ("SAFEs") or warrants.

Advance from prospective Safe Investor

The Company has received a $100,000 advance from an undisclosed investor under a non-binding letter of intent (the "LOI") for a proposed strategic investment. No SAFE or other equity instrument has been issued for the advance to date, although the Company expects to issue a SAFE in connection with the advance, which may be on terms different from those described in the LOI. The LOI contemplates a possible SAFE investment of up to $1,000,000, proposed to convert at the lower of a $41,000,000 post-money valuation cap or a 20% discount in a qualifying equity financing of at least $5,000,000. Because the LOI is non-binding and subject to due diligence, definitive documentation, and corporate approvals, no assurance can be given that any additional investment will be made under the LOI.

750775.11

Outstanding Convertible Notes

The Company also has outstanding convertible notes as described below.

Type	Secured Convertible Promissory Note
Amount Outstanding	$150,000.00 original principal amount; carrying balance of $82,080 outstanding as of December 31, 2025. In addition, there is $167,749.34 in accrued but unpaid interest outstanding as of December 31, 2025.
Interest Rate and Amortization Schedule	30% per annum
Description of Collateral	Secured by a pledge of Income Share Agreements from Sollers College (a business owned by Mr. Padhi)
Other Material Terms	Convertible at the holder's election at any time on or after the date six months after February 21, 2021, into shares of Common Stock at a conversion price based on a $20,000,000 company valuation (with no separate discount rate or valuation cap); the holder also has the right to convert upon notice of any merger, consolidation or other Ownership Transfer. Any shares issued upon conversion would dilute the economic interest of current stockholders. The note may be prepaid without penalty, except that any prepayment within 90 days of issuance is subject to a full 90 days of interest.
Maturity Date	February 21, 2021. The note is past due and, absent repayment, conversion, or an agreed extension, is in default. The Company intends to seek the holder's agreement to formally extend the maturity of the note; however, there can be no assurance that the holder will agree to an extension or that the Company will otherwise be able to repay or restructure the note on acceptable terms.
Date Entered Into	August 21, 2020

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	SBA Economic Injury Disaster Loan (EIDL)
Creditor	U.S. Small Business Administration
Amount Outstanding	$423,509 (outstanding principal and accrued interest as of December 31, 2025)
Interest Rate and Amortization Schedule	3.75% per annum; repayable over 30 years
Description of Collateral	Secured by the Company's tangible and intangible assets
Other Material Terms	Monthly installment payments of approximately $1,829; original principal approximately $365,000.
Maturity Date	30-year term from 2021 origination.
Date Entered Into	August 30, 2021

Type	Unsecured Promissory Note (Unrelated Party)
Amount Outstanding	$50,000 principal plus $4,020.55 accrued interest as of December 31, 2025
Interest Rate and Amortization Schedule	5% simple interest per annum; principal and accrued interest due in a single payment at maturity
Description of Collateral	Unsecured
Other Material Terms	Not convertible into equity securities of the Company; prepayable at any time without penalty; accelerates upon insolvency or bankruptcy events of the Company
Maturity Date	Earlier of June 30, 2027 or the closing of the Company's next round of equity financing in which one or more investors subscribe for capital stock of the Company (other than through a SAFE)
Date Entered Into	May 24, 2024

Type	Unsecured Promissory Note (Unrelated Party)
Amount Outstanding	$126,090 principal plus $4,940.41 accrued interest as of December 31, 2025 (original principal $161,350; partially repaid)
Interest Rate and Amortization Schedule	5% simple interest per annum; principal and accrued interest due in a single payment at maturity
Description of Collateral	Unsecured
Other Material Terms	Not convertible into equity securities of the Company; prepayable at any time without penalty; accelerates upon insolvency or bankruptcy events of the Company
Maturity Date	Earlier of June 30, 2026 or the closing of the Company's next round of equity financing in which one or more investors subscribe for capital stock of the Company (other than through a SAFE)
Date Entered Into	September 19, 2024

Type	Unsecured Promissory Note (Unrelated Party)
Amount Outstanding	$20,000 principal plus $1,561.64 accrued interest as of December 31, 2025
Interest Rate and Amortization Schedule	5% simple interest per annum; principal and accrued interest due in a single payment at maturity
Description of Collateral	Unsecured
Other Material Terms	Not convertible into equity securities of the Company; prepayable at any time without penalty; accelerates upon insolvency or bankruptcy events of the Company
Maturity Date	Earlier of June 30, 2026 or the closing of the Company's next round of equity financing in which one or more investors subscribe for capital stock of the Company (other than through a SAFE)

750775.11

Date Entered Into	June 10, 2024

Type	Unsecured Promissory Note
Creditor	Sollers Inc. (an entity affiliated with the Company's CEO, Siba Padhi)
Amount Outstanding	$17,812 outstanding principal as of December 31, 2025 (principal amount authorized up to $41,160 under the Board consent)
Interest Rate and Amortization Schedule	5% simple interest per annum; principal and accrued interest due in a single payment at maturity
Description of Collateral	Unsecured
Other Material Terms	Not convertible into equity securities of the Company; prepayable at any time without penalty; accelerates upon insolvency or bankruptcy events of the Company; executed on behalf of Sollers Inc. by Siba Padhi as Director
Maturity Date	Earlier of June 30, 2026 or the closing of the Company's next round of equity financing in which one or more investors subscribe for capital stock of the Company (other than through a SAFE)
Date Entered Into	January 19, 2024

Type	Unsecured Promissory Note (Unrelated Party)
Amount Outstanding	$78,055.71 principal plus $22,832.38 accrued interest as of December 31, 2025 (original principal $100,000; partially repaid)
Interest Rate and Amortization Schedule	5% simple interest per annum; principal and accrued interest due in a single payment at maturity
Description of Collateral	Unsecured
Other Material Terms	Not convertible into equity securities of the Company; prepayable at any time without penalty; accelerates upon insolvency or bankruptcy events of the Company
Maturity Date	Earlier of June 30, 2026 or the closing of the Company's next round of equity financing in which one or more investors subscribe for capital stock of the Company (other than through a SAFE)
Date Entered Into	May 14, 2021

Type	Unsecured Promissory Notes (Related Party)
Creditor	Entities and persons affiliated with Siba Padhi, the Company's CEO, including Siba Padhi, Clinisol Inc. and Sollers Inc.,
Amount Outstanding	$263,659.64 in aggregate as of December 31, 2025
Interest Rate and Amortization Schedule	5% per annum
Description of Collateral	Unsecured
Other Material Terms	Payable to Mr. Padhi or to entities owned or controlled by him; not convertible into equity securities of the Company; the note payable to Mr. Padhi is due on demand
Maturity Date	Earlier of June 30, 2026 or the closing of the Company's next round of equity financing in which one or more investors subscribe for capital stock of the Company (other than through a SAFE)
Date Entered Into	Various, including Clinisol Inc. (January 2, 2024), and Sollers Inc. (January 19, 2024),

Dilution

Investors should understand the potential for future dilution. An investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company.

This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), the exercise of stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares, or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which an investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

Liquidation Value. The amount for which the assets of the company can be sold, minus the liabilities owed. However, this value does not reflect the potential value of a business. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value. This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach. This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and the valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative. Future investors (including persons seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How We Determined the Offering Price

The price of the Securities being sold in this Offering was determined by our management, and therefore does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

What it Means to be a Minority Holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

CURRENT RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of any transactions since the beginning of our last fiscal year, or any currently proposed transactions, where the amount involved exceeds five percent of the aggregate amount of capital raised by us in reliance on Regulation Crowdfunding during the preceding 12-month period, including the amount we seek to raise in the Offering, in which any of our directors or officers, any person who is, as of the most recent practicable date, the beneficial owner of 20% or more of our outstanding voting equity securities, calculated on the basis of voting power, or any immediate family member of any of the foregoing persons:

Siba Padhi – Chief Executive Officer, Director, and Beneficial Owner of More Than 20% of Voting Equity. Siba Padhi is the Company's Chief Executive Officer, a director, and the beneficial owner of approximately 90.57% of the Company's issued and outstanding common stock (approximately 81.46% on a fully diluted basis). As of December 31, 2025, Mr. Padhi had an outstanding related-party note payable balance of $169,203.14, representing amounts loaned by Mr. Padhi to the Company. The net activity during fiscal year 2025 reflected a reduction in the outstanding principal balance of $111,506.37. The note is unsecured and due on demand unless a separate executed agreement provides otherwise. Interest accrues at 5% per annum on related-party balances.

Clinisol Inc. – Entity Controlled by Siba Padhi. Clinisol Inc. is 100% owned by Siba Padhi. On January 2, 2024, the Company issued an unsecured promissory note to Clinisol Inc. in the principal amount of $93,470, bearing interest at 5% simple interest per annum, with a maturity date of June 30, 2026 (or earlier upon the occurrence of an Equity Financing event). The note was approved by written consent of the sole director. As of December 31, 2025, the outstanding principal balance owed to Clinisol Inc. was $77,529.50, reflecting net 2025 activity of ($12,610.00). Accrued interest payable to Clinisol Inc. was $8,355.94 as of December 31, 2025, with $4,254.02 in interest expense recognized during fiscal year 2025.

Sollers Inc. – Controlled by Siba Padhi. Sollers Inc. is 100% owned by Siba Padhi. On January 19, 2024, the Company issued an unsecured promissory note to Sollers Inc. in the principal amount of $41,160, bearing interest at 5% simple interest per annum, with a maturity date of June 30, 2026 (or earlier upon the occurrence of an Equity Financing event). As of December 31, 2025, the outstanding principal balance owed to Sollers Inc. was $17,812.00, reflecting net 2025 activity of ($4,230.00). Accrued interest payable to Sollers Inc. was $2,297.87 as of December 31, 2025, with $990.46 in interest expense recognized during fiscal year 2025.

As of December 31, 2025, total related-party notes payable were $263,659.64, compared to $392,891.01 as of December 31, 2024. Total related-party interest expense for the year ended December 31, 2025 was $5,244.48, consisting of interest on the Clinisol Inc. and Sollers Inc. notes accrued at 5% per annum. Total accrued interest payable to related parties was $10,653.81 as of December 31, 2025.

Except for the above issuances, we are not a party to any agreements where the amount involved exceeds 5% of the aggregate amount of capital we raised or may raise in reliance on Regulation Crowdfunding during the preceding 12-month period, including the amount we seek to raise in this offering.

TERMS OF THE OFFERING

This is an offering of our common stock for $\underline{2.32}$ per share, for a minimum offering amount of 8,621 shares for gross proceeds of $20,001, and a maximum offering amount of 2,155,172 shares for gross proceeds of $4,999,999. The minimum investment amount necessary to participate in this offering is $498.80. The purpose of the Offering is to raise capital for our lunar infrastructure and services business, including the development and advancement of our OB-1 lunar lander platform, our LunarEdge lunar data center services vertical, and our LunarConnect lunar surface networking vertical, as well as for business development, marketing, and licensing, working capital, and general operating purposes. See "*Use of Proceeds*" for more information. You should note that the price of the shares being sold in this offering was arbitrarily determined by our management. See "*Risk Factors - There has been no independent valuation of our shares, which means that such shares may be worth less than the Offering price in this offering*" for more information.

If you invest in this offering, you will be a minority shareholder of our company. There are risks associated with being a minority shareholder of our company. See "*Risk Factors – Risks Related to Ownership of Our Common Stock and this Offering - As a minority shareholder, you will have limited to no ability to participate in the management of our business*" for more information.

Subscription Process

The transaction between the issuer and the investor will be completed through the Intermediary on the Intermediary's Platform located at www.equifund.com. To subscribe to this offering of our shares, you must have an active account with the Intermediary on the Platform. Upon our acceptance of your subscription agreement and your delivery of your investment funds into the escrow account, you will be able to download a fully-signed copy of the subscription agreement showing the principal amount invested by you. Thereafter, you must wait until we perform a closing on your investment funds and issue shares to you, you cancel your investment commitment, or we terminate this offering, in each case in accordance with the terms set forth below and within the subscription agreement.

If you participate in this offering, you will acquire our shares pursuant to a subscription agreement which is not binding until accepted by us within 15 days of our receipt thereof, and that we reserve the right to reject in our sole and absolute discretion, any or all of your investment commitment and subscription agreement. If we reject any of your investment commitment, we will refund or cause our Escrow Agent to refund your investment funds without deduction for any fee, commission, or expense, and without accrued interest with respect to any money we received. You may cancel your investment for any reason and at any time, but no less than 48 hours before a closing of the Offering, by sending an email to support@equifund.com stating your intent to cancel your investment commitment and signed subscription agreement. Thereafter, your investment commitment and signed subscription agreement will be considered cancelled, and you will be contacted directly by the Intermediary with any further information. If your investment commitment is canceled, we will refund or cause the escrow agent to refund your investment without deduction for any fee, commission, or expense, and without accrued interest with respect to any money we received.

If there is a material change to the terms of the Offering or to the information we provide to you in connection therewith, the Intermediary will send you and each other investor in this offering a notice of the material change which informs that your investment commitment will be cancelled unless you reconfirm such investment commitment within five business days. If you or any other investor in this offering fails to reconfirm your investment commitment within the reconfirmation period, your investment commitment will be cancelled automatically and the Intermediary will send you a notification that we cancelled your investment commitment, and we will cause our Escrow Agent to refund your investment funds.

If the Company fails to raise the minimum Offering amount by the Offering deadline, each investor's investment commitment will be cancelled automatically, and our Escrow Agent will direct refunds of all canceled investment commitments within five business days.

Early Closing

We may conduct an early closing of this offering if we have raised the minimum offering amount of 20,001 shares, our Offering has been open for at least 21 days prior to the early closing, our Offering will remain open for at least 21 days after the early closing, unless such closing is on the maximum offering amount of 2,155,172 shares, in which case the Offering would be complete, the Intermediary provides notice to current or potential investors and investors who have made investment commitments of the closing date, their right to cancel any investment commitments until 48 hours before the closing date, and whether the issuer will accept investment commitments within 48 hours prior to the closing date, and the early closing will occur at least five business days after the

750775.11

intermediary provides notice of such early closing. After the target amount has been raised, we and the Intermediary may hold multiple additional closings on a rolling basis.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to the Offering, including: (i) the Company reaching the minimum offering amount; (ii) the Company making an early closing; (iii) the Company making material changes to its Offering Statement; and (iv) the Offering closing at its offering deadline.

If there is a material change to the terms of the Offering or to the information provided to investors in connection with the Offering, the Intermediary will send each investor a notice of the material change informing that the investor's investment commitment will be cancelled unless such investor reconfirms the investment commitment within five (5) business days of receipt of such notice.

If an investor fails to reconfirm an investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically, the Intermediary will send the investor notification of such cancellation, and the Company will cause its Escrow Agent to refund the investor's investment funds.

If the Company fails to raise the minimum offering amount by the offering deadline, all investment commitments will be automatically cancelled, and the Escrow Agent will direct refunds of all cancelled investment commitments within five (5) business days.

Issuance of Securities

Upon a closing and following settlement (i.e., at such time as an investor's funds have cleared and the Company has accepted the investor's subscription agreement), the Company will instruct the Transfer Agent to issue the shares of Common Stock subscribed for by the investor.

The Transfer Agent will notify the investor when shares are ready to be issued and an account has been set up for the investor. The Transfer Agent will issue shares in book-entry form representing the investor's purchased Common Stock. The Transfer Agent will not issue shares in physical or paper form. Instead, the Common Stock will be recorded and maintained on the Company's stockholder register.

43

The following is a summary of the important terms of our authorized capital stock, including the shares. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws.

DESCRIPTION OF OUR SHARES

We are authorized to issue 50,000,000 shares of common stock, par value $0.00001 per share, which we refer to in this Offering Statement as the shares. Our certificate of incorporation does not authorize any class or series of preferred stock; accordingly, we have no authority to issue preferred stock unless and until our certificate of incorporation is amended to authorize one or more classes or series of preferred stock, which would require the approval of our stockholders. As of the date of this Offering Statement, there are 22,359,238 shares of common stock issued and outstanding. All of our shares that are issued and outstanding have been validly issued, fully paid, and nonassessable. Except as otherwise disclosed in this Offering Statement, including under "*Ownership and Capital Structure—Outstanding Options, SAFEs, Convertible Notes, Warrants*" we do not have any outstanding warrants, stock options, rights, or commitments to issue common equity or other equity securities of our company, and there are no outstanding securities convertible or exercisable into or exchangeable for our shares or other of our equity securities other than as so disclosed.

Common Stock

The holders of our common stock, which we refer to in this Offering Statement as the shares, and each individually as a share, are entitled to one vote per share held of record on all matters submitted to a vote of the shareholders, voting together as a single class. Under our certificate of incorporation and bylaws, any corporate action to be taken by vote of our shareholders other than for election of directors will be authorized by the affirmative vote of a majority of votes cast. Our directors are elected by a plurality of votes, and our shareholders do not have cumulative voting rights.

Holders of our shares are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution, or winding up, holders of our shares will be entitled to share ratably in the net assets legally available for distribution to our shareholders after the payment of all our debts and other liabilities.

Our shares do not have preemptive, conversion, or subscription rights, and there is no redemption or sinking fund provisions applicable to the shares. Our shares do not have anti-dilution rights, rights of first refusal, or co-sale rights associated therewith, which means that corporate actions, including additional issuances of securities, issuer repurchases or redemptions of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that you may eventually have via your investment in our shares. Further, if future issuances of shares or securities convertible into shares are accomplished at a lower valuation than the valuation used for your Shares in this offering, for example, a down round, then your valuation will remain the same as you have no price based anti-dilution protection and do not have the right to participate in any future offerings of our equity securities or shares.

We may not alter the rights associated with the shares without the consent of a majority of the shareholders. Notwithstanding the foregoing, if our principal shareholders exercise their voting rights, then you will have no ability to override such votes as a minority investor in our business. In effect, you will have no ability to influence our policies or any other corporate matters. See "*Risk Factors – Risks Related to Ownership of Our Common Stock and this Offering - As a minority shareholder, you will have limited to no ability to participate in the management of our business*" for more information.

Transferability

You may not directly or indirectly, sell, assign, transfer, mortgage, pledge, encumber, hypothecate, or otherwise dispose of, whether voluntarily, by operation of law or otherwise all or any of your shares without our prior written consent, which may be given or withheld in our sole and absolute discretion. You may make a request to transfer your shares to our address which is set forth on the cover page of this Offering Statement.

Although we may consider your request to transfer your shares, such request will not be granted during the one-year period beginning when the shares were issued, unless such shares are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the SEC; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

For purposes of these restrictions, you should note that the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller of our shares reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. You should also note that the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships, and the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Market Standoff

Pursuant to the subscription agreement for this offering, as a participant, you will agree that if we or any representative of the broker-dealers, referred to as the managing broker-dealer, request it in connection with any underwritten public or Regulation A+ offering of our securities under the Securities Act, then you will not sell or transfer any shares or other securities of our company during the 30-day period before and the 270-day period following the effective date of a registration or offering statement filed under the Securities Act for any such public or Regulation A+ offering, or for a shorter period if requested by the managing broker-dealer and agreed to by us, which we refer to as the market standoff period. During and until the end of the market standoff period, we may impose stop-transfer instructions on the securities subject to these restrictions. In consideration of this agreement, you will also appoint our Chief Executive Officer as your true and lawful attorney, granting our Chief Executive Officer full power and authority to execute and deliver all necessary documents and instruments and to take all other actions required in connection with the issuance of our common stock pursuant to any lock-up agreement needed under an underwriting agreement for any initial public offering. You should note that this appointment is irrevocable, coupled with an interest, and subject to the terms and conditions of the proxy, discussed below. See "*Risk Factors – The market standoff provision in the subscription agreement for this offering may limit your ability to sell or transfer your shares*" for more information.

Proxy

The subscription agreement for this offering which you will sign if you participate also includes a proxy provision that grants our Chief Executive Officer the authority to vote on your behalf as a shareholder. Under this provision, our Chief Executive Officer, or the successor thereto or assignee thereof to any Chief Financial Officer, if any, as the case may be, will have the power to vote all of your shares and the shares held by each other participant in this offering, execute consents, and take any action necessary as deemed appropriate in their sole discretion, which may include voting against a proposal which would result in an acquisition of our Company by a third party. Moreover, the proxy is irrevocable and coupled with an interest, meaning it survives the death or incapacitation of the shareholder or the reorganization of an entity holding our shares. The proxy terminates upon the earliest of a public offering, registration of our shares under the Exchange Act, or five years from the execution of the subscription agreement. Additionally, our Chief Executive Officer is indemnified against any losses arising from actions taken in good faith under the proxy, with limited exceptions for gross negligence or willful misconduct. See "*Risk Factors – Certain provisions of our certificate of incorporation and bylaws, the Delaware General Corporation Law, and the subscription agreement you will sign as a condition to your participation in this offering may have the effect of discouraging or delaying a change in control of our company*" for more information.

Equity Incentive Plan

We adopted our 2026 equity incentive plan on June 10, 2026. The purpose of the 2026 Plan is to grant awards of our common stock, in various forms determined by our board or a compensation committee thereof, to our officers, employees, directors, advisors, and consultants to incentivize their work on our behalf. The maximum number of shares of common stock issuable pursuant to awards under our 2026 Plan is 2,500,000 shares of our common stock, however, the maximum aggregate number of shares that may be issued as incentive stock options is equal to the maximum number of shares available for issuance under the plan without taking into account any automatic increases to the share reserve. See "*Management — Equity Incentive Plan*" for more information.

Anti-Takeover Provisions in Our Governing Documents and Under the Delaware General Corporation Law

Certain provisions of the Delaware General Corporation Law, our certificate of incorporation, and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our shareholders. Such provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Transfer Agent

We intend to engage Colonial Stock Transfer Company, Inc., located at 7840 S 700 E, Sandy, UT 84070, as the transfer agent and registrar for the shares. The Transfer Agent will be responsible for keeping records of our stockholders and the shares of Common Stock held by them, recording transfers of the shares, maintaining the Company's stockholder register, and issuing the shares in book-entry form.

Three-Year History of Exempt Offerings

During the past three years, we have conducted the following offerings of our securities in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). Our current offering of securities under Regulation Crowdfunding is described elsewhere in this Form C and is not included below.

Common Stock

From January 2024 through December 2024, the Company sold shares of common stock at an issue price of $2.00 per share in a private placement in reliance on Section 4(a)(2) of the Securities Act. The Company raised aggregate gross proceeds of $228,500 in that period. Proceeds were used for general working capital, research and development, and corporate operations.

From January 2025 through December 2025, the Company sold additional shares of common stock at an issue price of $2.00 per share in a private placement in reliance on Section 4(a)(2) of the Securities Act. The Company raised aggregate gross proceeds of $428,000 in that period. Proceeds were used for general working capital, research and development, and corporate operations.

From January 2026 through the present, the Company has continued to sell shares of common stock at an issue price of $2.00 per share in a private placement in reliance on Section 4(a)(2) of the Securities Act. This offering is ongoing. Proceeds are being used for general working capital and corporate operations. In the aggregate, the common stock sold in the private placements described above has been issued to approximately 40 investors.

Promissory Notes

Within the past three years, the Company issued unsecured promissory notes to six lenders in reliance on Section 4(a)(2) of the Securities Act, three of which were related parties and three of which were unaffiliated lenders. Each note bears simple interest at 5% per annum and matures on the earlier of a specified maturity date or the occurrence of a qualifying equity financing. Proceeds from each note were used for general working capital and corporate purposes.

On January 2, 2024, the Company issued an unsecured promissory note in the principal amount of $93,470 to a related party in reliance on Section 4(a)(2) of the Securities Act.

On January 19, 2024, the Company issued an unsecured promissory note in the principal amount of $41,160 to a related party in reliance on Section 4(a)(2) of the Securities Act.

On May 24, 2024, the Company issued an unsecured promissory note in the principal amount of $50,000 to an unaffiliated lender in reliance on Section 4(a)(2) of the Securities Act.

On June 10, 2024, the Company issued an unsecured promissory note in the principal amount of $20,000 to an unaffiliated lender in reliance on Section 4(a)(2) of the Securities Act.

750775.11

On September 19, 2024, the Company issued an unsecured promissory note in the principal amount of $161,350 to an unaffiliated lender in reliance on Section 4(a)(2) of the Securities Act.

On January 6, 2025, the Company issued an unsecured promissory note in the principal amount of $1,400 to a related party in reliance on Section 4(a)(2) of the Securities Act.

Letter of Intent

In 2026, pursuant to a letter of intent, the Company received a $100,000 advance. No securities have been issued in connection with this arrangement. See "*Ownership and Capital Structure—Outstanding Options, SAFEs, Convertible Notes, Warrants*" for information about this investment.

ADDITIONAL POTENTIAL FINANCING

The Company intends to, in its sole and absolute discretion and subject to market conditions, pursue additional equity or debt financing. Any such financing may take the form of an equity round, ether common or preferred stock convertible instruments, SAFEs, or other equity or debt instruments.

As disclosed under "Ownership and Capital Structure—Outstanding Options, SAFEs, Convertible Notes, Warrants " above, the Company has executed a non-binding letter of intent contemplating a potential SAFE bridge financing with a target of up to $5,000,000. The Company has received a $100,000 advance from the prospective investor to date but no definitive investment agreement has been issued to the investor with respect to this advance or any additional financings under the LOI. In addition, the Company is planning a preferred stock financing following achievement of key technical milestones, including completion of Critical Design Review and commencement of structural fabrication. The terms of any such financing, including the valuation, have not yet been determined. We cannot provide any assurance that any such financing will occur.

You should note that there are risks associated with conducting concurrent or subsequent exempt offerings. See "Risk Factors — We will require additional capital, which may not be available on favorable terms, if at all; raising additional capital may cause dilution to our shareholders, including participants in this offering, or restrict our operations" for more information.

As of the date of this Offering Statement, no securities have been sold pursuant to the potential additional financings described above, and no securities have been issued in connection with the LOI.

The financial statements attached to this Offering Statement are an integral part of this offering and should be reviewed in their entirety before making a decision to purchase our shares.

OUR FINANCIAL CONDITION

We are a lunar infrastructure and services company dedicated to providing payload delivery and Infrastructure-as-a-Service offerings on the lunar surface. Orbit Beyond Inc. is a Delaware C corporation founded in 2018 and headquartered at 100 Somerset Corporate Blvd, Bridgewater, New Jersey 08807. The Company is developing lunar transportation and in-space infrastructure capabilities, including the OB-1 lunar lander platform and related mission revenue, a lunar data center business line (LunarEdge), and a lunar networking business line (LunarConnect). The Company is a NASA Commercial Lunar Payload Services (CLPS) provider. To carry out its business, we intend to complete development of the OB-1 lander platform and execute commercial missions.

For the foreseeable future, we intend to focus on:

- Completing Critical Design Review and beginning structural fabrication of the OB-1 landers;

- Securing commercial partnerships and government contracts, including NASA CLPS task orders and potential partnerships with strategic industrial partners; and

- Obtaining necessary regulatory approvals from the FAA and FCC.

Current and Expected Operations

During the years ended December 31, 2025 and 2024, the Company did not generate any revenue. Costs incurred to develop the business and corporate infrastructure have been presented as research and development expenses or general and administrative expenses.

Our current operations are focused on the development of the OB-1 lander platform, which is designed to deliver payloads to the lunar surface. We operate three distinct businesses on a shared OB-1 lander platform: (1) Mission Revenue, which encompasses NASA CLPS task orders, commercial payload delivery, sample return missions, hosted commercial payloads, and site rights sales; (2) LunarEdge, a lunar data center offering sovereign data archive, edge compute, and AI hosting services; and (3) LunarConnect, a lunar 5G telecommunications network providing astronaut connectivity, mission data relay, and IoT sensor networks.

Our first commercial mission is planned for 2030. We are currently in the pre-revenue investment phase (2026–2029), which encompasses OB-1 research and development, ground station infrastructure, business development, and audit and compliance activities. We estimate the pre-revenue investment requirement for this phase to be approximately $300 million.

The Company maintains its corporate headquarters at 100 Somerset Corporate Boulevard, Bridgewater, New Jersey, under a lease, and its Huntsville, Alabama operations are co-located with our integration partner, TecMasters. Members of our team work from the Bridgewater office and from the TecMasters co-located premises in Huntsville.

Management's plans for addressing our liquidity needs include obtaining additional investor financing, including the $100,000 deposit received pursuant to a letter of intent, this Crowdfunding offering through Equifund Crowd Funding Portal Inc. with a target amount of $5,000,000, continued founder and insider support, continued deferral by mutual agreement of certain related-party balances and advances, and management's ability to reduce or defer discretionary expenditures as needed.

Financial Milestones

We have established the following financial milestones for our business:

Near-Term Milestones (2026–2029):

- Close this Regulation CF offering (target: $5,000,000) to fund OB-1 development activities and general working capital.
- Pursue additional financing; the Company has received a $100,000 deposit pursuant to a letter of intent.
- Complete OB-1 Critical Design Review and commence structural fabrication.
- Advance partnership discussions with strategic industrial partners for hardware integration and space-hardening of communications payloads.
- Target future Series A financing after key technical milestones.

Medium-Term Milestones (2030 and Beyond):

- Execute our first CLPS mission delivery in 2030, generating initial mission revenue.
- Achieve a target mission cadence consistent with approximately eight missions over the five years following our inaugural 2030 mission (including both Sample Return and CLPS or commercial missions), beginning in 2031.
- Deploy LunarEdge data center payload on first mission (2030).
- Deploy first LunarConnect 5G node on first mission (2030).
- Execute first site rights sale in Year 3 (2032).

These milestones are aspirational and subject to significant uncertainty. There can be no assurance that we will achieve any of these milestones, or that we will achieve them within the timeframes described. Our OB-1 lander has not yet flown, and no commercial operator has yet flown a sample-return mission to the lunar surface.

Results of Operations

Revenues

Our only revenue to date consisted of approximately $500,000 generated under a NASA NextSTEP contract completed in 2019 and 2020. We have generated no commercial or recurring revenue since, and the Company was pre-revenue during the years ended December 31, 2025 and 2024.

Research and Development Expenses

Research and development expenses relate to development-stage engineering, technology activities, and consulting expenses associated with advancing the OB-1 lander platform. Research and development expenses for the years ended December 31, 2025 and 2024, were $385,675 and $158,819, respectively. The increase was primarily attributable to higher consulting expenses incurred in connection with engineering and design work on the OB-1 platform.

General and Administrative Expenses

General and administrative expenses include the cost of operating our business, including administrative expenses, advertising, insurance, internet and telephone services, dues and subscriptions, and travel expenses. General and administrative expenses for the years ended December 31, 2025 and 2024, were $42,205 and $62,152, respectively. The decrease was due primarily to reduced professional and legal fees and reduced dues and subscriptions.

Legal and Accounting

Legal and accounting expenses include legal fees, accounting fees for our audits, and other professional fees. Professional and legal fees for the years ended December 31, 2025 and 2024, were $17,537 and $36,341, respectively. The decrease was due to the timing of legal and professional services engagements.

Interest Expense

Interest expense for the years ended December 31, 2025 and 2024, was $59,919 and $55,385, respectively, consisting of interest accrued on our SBA EIDL loan ($15,564), third-party notes payable ($39,110), and related-party notes payable ($5,244) during 2025.

Net Loss

The Company incurred net losses of $487,798 and $276,356 for the years ended December 31, 2025 and 2024, respectively.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements. The Company had no non-cancelable purchase commitments, royalty or license commitments, software or cloud commitments, guarantees, indemnities, pledged assets, or other material contingencies requiring recognition or disclosure as of December 31, 2025.

Liquidity and Capital Resources

The proceeds from this offering are essential to our operations. We plan to use the proceeds to fund OB-1 lander development activities, advance engineering and technology consulting engagements, maintain regulatory compliance, and fund our general business operations. The Offering proceeds will have a beneficial effect on our liquidity, as we had approximately $451 in cash on hand as of December 31, 2025, which will be augmented by the Offering proceeds and used to execute our business strategy. As of the date of this offering, we had cash of approximately $35,283, reflecting, among other things, the $100,000 deposit received pursuant to a letter of intent and proceeds from our 2026 private placement. We will update this figure immediately prior to filing so that it is accurate as of the date of this Form C.

As of December 31, 2025, we had total current liabilities of $2,878,618 and a working capital deficiency. Our total liabilities as of December 31, 2025 consisted of accounts payable of $701,310, interest payable on notes of $218,913, an SBA EIDL loan and accrued interest of $423,509, notes payable to third parties of $401,226, notes payable to related parties of $263,660, and advances toward equity of $870,000.

During the year ended December 31, 2025, we used $360,766 of cash in operating activities and received $360,149 from financing activities, which included $428,000 in proceeds from the issuance of common stock.

Considering the Offering proceeds, together with the $100,000 deposit received pursuant to a letter of intent and continued founder and insider support, we anticipate that our cash on hand will last for the next twelve months. There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from the Offering and the financing plans described above.

Capital Expenditures and Other Obligations

We may make material capital expenditures as determined from time to time by our directors, officers, or managers. Our total capital requirement across a 10-year operating horizon is estimated at approximately $2.4 billion (inclusive of pre-revenue investment in 2026–2029 and operational mission capital expenditures from 2030–2039), which we anticipate funding through multiple financing rounds, non-dilutive offsets from CLPS milestone payments, and site rights sales. The peak operational funding requirement is estimated at $190 million in 2030.

In addition, in 2025 Advanced Space, LLC obtained a default judgment against the Company in the amount of $56,086 relating to disputed vendor amounts arising from proposal support services in connection with the Company's prior NASA CLPS program activities. The Company paid the full judgment amount in two installments during April 2026, and on May 12, 2026, counsel for Advanced Space, LLC filed a Satisfaction of Judgment with the court. No further claims or contingent obligations remain with respect to this matter.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

750775.11

Key trends and uncertainties affecting our business include:

- *Lunar industry policy environment*. Our mission cadence assumptions are based on the NASA Ignite policy framework (April 2026). If this policy direction is reversed or modified, our expected mission cadence could decline by 30–50%. The Artemis program schedule has slipped five times to date.

- *Technical execution risk.* Our OB-1 lander has not yet flown. Three of the last seven commercial-class lunar landers have failed. We have not demonstrated sample-return capability, and no commercial operator has flown a sample-return mission.

- *Funding risk*. We expect a total 10-year capital need of approximately $2.4 billion. We will require multiple future rounds of financing, none of which is assured.

- *Customer and buyer risk*. We have no signed letters of intent or contracts from LunarEdge customers, LunarConnect customers, or site rights buyers as of the date of this filing. All revenue projections are anchored to market comparables and capacity-bounded analysis, not to signed agreements (other than our status as an active NASA CLPS procurement participant).

OTHER MATERIAL INFORMATION

None of the persons involved with our company has been convicted within the past 10 years (or five years for issuers, their predecessors, and affiliated issuers) of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities. Additionally, no such person is subject to any order, judgment, or decree of any court of competent jurisdiction, entered within the last five years, that restrains or enjoins them from engaging in any conduct in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities.

No individual associated with our company is subject to a final order of a state securities commission, state banking or credit union authority, state insurance commission, an appropriate federal banking agency, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the person from association with an entity regulated by such authorities, from engaging in the business of securities, insurance, or banking, or from engaging in savings association or credit union activities. Furthermore, no such person is subject to any final order based on a violation of law or regulation prohibiting fraudulent, manipulative, or deceptive conduct that was entered within the last 10 years. None of our affiliated persons is subject to any order of the Commission entered under Section 15(b) or 15B(c) of the Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes their registration as a broker, dealer, municipal securities dealer, investment adviser, or funding portal; places limitations on their activities, functions, or operations; or bars them from being associated with any entity or participating in the offering of any penny stock.

Furthermore, no such person is subject to any order of the Commission entered within the last five years that orders them to cease and desist from committing or causing a violation of any scienter-based anti-fraud provision of the federal securities laws or Section 5 of the Securities Act. No person associated with our company has been suspended or expelled from membership in, or barred from association with a member of, a registered national securities exchange or registered national or affiliated securities association for any act inconsistent with just and equitable principles of trade.

None of our affiliated persons has filed, as a registrant or issuer, or been named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within the last five years, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. Additionally, no such person is currently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No person associated with our company is subject to a United States Postal Service false representation order entered within the last five years or is currently subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

The Company is party to a Consulting Agreement/Non-Disclosure Agreement, dated April 14, 2025, with Centauri Space, LLC, covering consulting services in connection with proposal development and related follow-on efforts. The Centauri Contract includes payment terms for contractor invoices and is currently the subject of litigation concerning those payment terms. Centauri Space, LLC claims $114,185.20 in total amounts due, including labor, late fees, and penalties, which may continue to accrue. The Company disputes the claim and intends to vigorously defend the matter.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding. See also the certifications set forth in the cover page preamble to this Offering Statement.

Annual Reports

The Company is required to file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year (December 31). Once posted, the annual report may be found on the Company's website at www.orbitbeyond.com.

The Company must continue to comply with the ongoing reporting requirements until: (1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) it has filed at least three annual reports pursuant to Regulation Crowdfunding; (4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) it liquidates or dissolves its business in accordance with state law.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Information regarding updates to the Offering and the Company can be found at www.orbitbeyond.com.

[*End of Offering Statement; Exhibits Follow*]

EXHIBIT A

Form of Subscription Agreement

(*See Attached*)

Orbit Beyond Inc.

SUBSCRIPTION AGREEMENT

THE SECURITIES (AS DEFINED BELOW) ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
Orbit Beyond Inc.
100 Somerset Corporate Boulevard
Bridgewater, NJ 08807

Dear Ladies and Gentlemen:

1.   **Background**.

Orbit Beyond Inc., a Delaware corporation (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation Crowdfunding promulgated thereunder. The Company is conducting this offering pursuant to the Form C, dated June 17, 2026, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "Form C") and the Offering Statement, which is attached as an exhibit thereto (the "Offering Statement"). In the Offering, the Company is offering up to 2155,172 shares of its common stock, par value $0.00001 per share (each a "Share" and, collectively, the "Shares") at a price of $2.32 per Share (the "Purchase Price") to both accredited and non-accredited investors. The minimum amount to be raised in the Offering is $20,001 (the "Minimum Offering Amount") and the maximum amount to be raised in the offering is $4,999,999 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Minimum Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/ (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 8% of the aggregate amount raised in the Offering and will issue to the Portal Shares in a number of shares that is equal to 2% of the total Shares sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at http://www.equifund.com/.

2.   **Subscription**.

Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

3.   **Closing Matters**.

        (a)   **Closing**. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Portal at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

        (b)   **Closing Conditions**. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Minimum Offering Amount;

(ii) at the time of the Closing, the Company shall have received payment for the Shares, in cleared funds, into its escrow account for the Offering, and shall have accepted signed Subscription Agreements for Shares having an aggregate investment amount of at least the Minimum Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. **Termination of the Offering; Other Offerings**.

The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this offering.

5. **Representations**.

The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) from the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates has made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act or an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   **HIGH RISK INVESTMENT.**

THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his/her own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations.

The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   **Corporate Power**. The Company has been duly incorporated as a corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   **Enforceability**. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   **Valid Issuance**. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Certificate of Incorporation and Bylaws of the Company, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   **No Conflict**. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   **Indemnification**.

The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9.   **Market Standoff**.

If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten public or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period. For consideration received and acknowledged, the undersigned, in its capacity as a securityholder of the Company, hereby appoints the Company's Chief Executive Officer, to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the Company's issuance of its common stock pursuant to any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company, pursuant to Section 10 below.

10. **Proxy**.

(a)   The undersigned hereby appoints the Company's Chief Executive Officer, or his/her successor, as the undersigned's true and lawful proxy and attorney, with the power to act alone and with full power of substitution (collectively, the "Proxy"), to, consistent with this Section 10, and on behalf of the undersigned, vote all Shares held of record by the undersigned, including any capital stock that the undersigned may acquire in the future, give, and receive notices and communications, execute any written consent, instrument or document that the Chief Executive Officer determines is necessary or appropriate at his/her complete discretion, and take all actions necessary or appropriate in the judgment of the Chief Executive Officer for the accomplishment of the foregoing. The Proxy and power granted by the undersigned pursuant to this section are coupled with an interest, and such Proxy and power will be irrevocable. The Proxy and power, so long as the undersigned is an individual, will survive the death, incompetency, and/or disability of the undersigned and, so long as the undersigned is an entity, will survive the merger or reorganization of the undersigned, or any other entity holding the Shares. However, the Proxy will terminate upon the earlier of (i) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock of the Company, (ii) the effectiveness of a registration statement under the Exchange Act covering the common stock of the Company or (iii) five years after the date of execution of this Subscription Agreement. The undersigned should note that the Chief Executive Officer is an intended third-party beneficiary of this Section 10, and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the Company's Chief Executive Officer, in his/her capacity as the undersigned's true and lawful proxy and attorney pursuant to this Section 10, the Chief Executive Officer will not be liable for any act done or omitted in his/her capacity as representative of the undersigned pursuant to this section while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Chief Executive Officer, in his/her capacity as Proxy hereunder, has no duties or responsibilities except those expressly set forth in this section, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the undersigned otherwise exist against the Chief Executive Officer in his/her capacity as Proxy. The undersigned shall indemnify, defend and hold harmless the Chief Executive Officer in his/her capacity as Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Chief Executive Officer's capacity as representative of the undersigned pursuant to this section, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Chief Executive Officer in his/her capacity as Proxy, the Company shall reimburse the undersigned the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the amount of the undersigned's investment). In no event will the Chief Executive Officer in his/her capacity as Proxy be required to advance his/her own funds on behalf of the undersigned or otherwise. The undersigned acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Chief Executive Officer in his/her capacity as Proxy or the termination of this Section 10.

(c)   A decision, act, consent, or instruction of the Chief Executive Officer in his/her capacity as Proxy pursuant to this Section 10 constitutes a decision of the undersigned and is final, binding and conclusive upon the undersigned. The Company, its shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Chief Executive Officer in his/her capacity as Proxy as being the decision, act, consent or instruction of the undersigned. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Chief Executive Officer in his/her capacity as Proxy.

(d)   If any provision of this Proxy or any part of any this Section 10 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

11. **Miscellaneous**.

(a) **Obligations Irrevocable**. Following the Closing, the obligations of the undersigned shall be irrevocable.

(b) **Legend**. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

(c) **Notices**. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

(d) **Governing Law**. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

(e) **Submission to Jurisdiction**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

(f) **Entire Agreement**. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

(g) **Waiver, Amendment**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

(h) **Waiver of Jury Trial**. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

(i) **Invalidity of Specific Provisions**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

(j) **Titles and Subtitles**. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

(k) **Electronic Execution and Delivery**. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(l) **Binding Effect**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

(m) **Survival**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

(n) **Notification of Changes**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

COMPANY:

By:_____
    Name: Siba Padhi
     Title: Chief Executive Officer of
            Orbit Beyond Inc.

SUBSCRIBER:

By:_____
    Name: [*]
     Title: [*], of _____
                 _____

Address: _____
             _____
             _____

Email: _____

_____   Initial here to certify that Subscriber is an "accredited investor" as that term is defined in Rule 501(a) of   Regulation D, promulgated under the Securities Act of 1933, as amended.

[*End of Exhibit A, Subscription Agreement*]

Amended and Restated Certificate of Incorporation, as Amended

(*See Attached*)

CERTIFICATE OF AMENDMENT
OF
FIRST AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ORBIT BEYOND INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That the Board of Directors of Orbit Beyond Inc., by unanimous written consent in accordance with the provisions of Section 141(f) of the Delaware General Corporation Law, duly adopted resolutions setting forth the proposed Second Amendment of the First Amended and Restated Certificate of Incorporation (the "**Certificate of Incorporation**") of said corporation, declaring said amendment to be advisable and submitting the amendment to the stockholders of said corporation for consideration thereof.

> **RESOLVED**, that the Certificate of Incorporation of this corporation be amended by changing Article IV, Section (1), of the Certificate of Incorporation so that, as amended, said paragraph shall be and read as follows:

> "**Article IV., (1).** The total number of shares of stock that the Corporation shall have authority to issue is 50,000,000 shares, consisting of 50,000,000 shares of common stock, par value $0.00001 per share ("**Common Stock**").

SECOND: That thereafter such amendment was submitted to the shareholders of the corporation, pursuant to a resolution of its Board of Directors, and was approved by written consent of the necessary number of shares as required by statute in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said, the amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

* * * * *

695588.4

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this Ninth day of June, 2026.

ORBIT BEYOND INC.

By: _Siba Padhi_____

Name: Siba Padhi

Title: CEO and Director

695588.4

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

ORBIT BEYOND INC
_____

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " IV_____" so that, as amended, said Article shall be and read as follows:

> THE CORPORATION IS AUTHORIZED TO AMEND ARTICLE IV TO INCREASE ITS
>
> AUTHORIZED COMMON STOCK FROM THE EXISTING 10,000,000 SHARES TO 25,000,000
>
> SHARES, EACH WITH A PAR VALUE OF $0.00001.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 6TH_____ day of MARCH_____, 20 26_____.

By:___*Siba Padhi*_____
        Authorized Officer

Title: CEO_____

Name: SIBA PADHI_____
        Print or Type



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "STARLINER ENGINEERING,

INC.", CHANGING ITS NAME FROM "STARLINER ENGINEERING, INC." TO

"ORBIT BEYOND INC.", FILED IN THIS OFFICE ON THE ELEVENTH DAY

OF SEPTEMBER, A.D. 2018, AT 1:31 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

7020934 8100

SR# 20186594483

Authentication: 203405765

Date: 09-12-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

**FIRST AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
STARLINER ENGINEERING, INC.**

The undersigned hereby certifies that:

ONE: The original name of the Company was Starliner Engineering, Inc., and the date of filing the original Certificate of Incorporation of this Company with the Secretary of State of the State of Delaware is August 17, 2018.

TWO: He is the sole incorporator of the Company.

THREE: The Certificate of Incorporation, as amended, of the Corporation is hereby amended and restated in its entirety to read as follows:

I. NAME

The name of the corporation is Orbit Beyond Inc. (the **Corporation**).

II. REGISTERED OFFICE AND AGENT

The registered office of the corporation in the State of Delaware shall be 160 Greentree Drive, Suite 101, City of Dover, County of Kent, 19904. The name of the registered agent of the corporation in the State of Delaware at such address is National Registered Agents, Inc.

III. PURPOSE AND POWERS

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("**Delaware Law**").

IV. CAPITAL STOCK

(A) **Capital Stock.**

(1) **Classes of Stock.** The total number of shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, consisting of 10,000,000 shares of common stock, par value $0.00001 per share ("**Common Stock**").

(2) **Preferred Stock.** Preferred stock may be issued from time to time and in one or more classes or series. The Board of Directors is hereby empowered, without any action or vote by the Corporation's stockholders, to authorize by resolution or resolutions, and by filing of a Certificate of Designations pursuant to the requirements of Delaware Law, from time to time the issuance of one or more classes or series of preferred stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of preferred stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by Delaware Law. In the event that the number of shares of any class or series of preferred stock shall be so decreased, the shares constituting such decrease shall resume the status which such

1.

shares had prior to the adoption of the resolution originally fixing the number of shares of such class or series of preferred stock, subject to the requirements of Delaware Law.

(B) **Voting Rights**. Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by Delaware Law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designations relating to any class or series of preferred stock) that relates solely to the terms of one or more outstanding class or series of preferred stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other such class or series of preferred stock, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designations relating to any class or series of preferred stock) or pursuant to Delaware Law.

V. BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors shall have the power to adopt, amend or repeal the bylaws of the corporation, without any action on the part of the stockholders. The stockholders may adopt, amend or repeal the bylaws of the Corporation only with the affirmative vote of the holders of not less than sixty-six and two-thirds percent (66-2/3%) of the total voting power of all outstanding securities of the Corporation then entitled to vote generally in the election of directors, voting together as a single class.

VI. BOARD OF DIRECTORS

(A) **Power of the Board of Directors**. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(B) **Number of Directors**. The number of directors which shall constitute the entire Board of Directors shall be fixed exclusively by resolution adopted from time to time by the affirmative vote of a majority of the Board of Directors.

(C) **Voting**. There shall be no cumulative voting in the election of directors. Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

(D) **Vacancies**. Vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise provided by Delaware Law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director.

(E) **Preferred Stock Directors**. Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the resolution or resolutions adopted by the Board of Directors pursuant to this Article IV applicable thereto, and such directors so elected shall not be subject to the provisions of this Article VI unless otherwise provided therein.

VII. EXISTENCE

The Corporation shall have perpetual existence.

VIII. LIMITATION ON LIABILITY AND INDEMNIFICATION

(A) **Elimination of Liability**. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(B) **Right to Indemnification**.

1. Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or while serving as a director or officer of the Corporation is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this Article VIII shall also include the right to be paid by the Corporation all of the costs, fees and the expenses incurred in connection with any such action, suit or proceeding in advance of its final disposition to the fullest extent permitted by Delaware Law. The termination of any such action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person is not entitled to indemnification hereunder. To the fullest extent permitted by Delaware Law, any present or former director or officer of the Corporation who brings a claim against the Corporation to enforce such person's rights under this Article VIII shall be entitled to the advancement of expenses and, to the extent successful, indemnification by the Corporation in connection with the prosecution of such claim. The right to indemnification and advancement conferred in this Article VIII shall be a contract right.

2. The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(C) **Insurance**. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(D) **Nonexclusivity of Rights**. The rights and authority conferred in this Article VIII shall not be exclusive of any other right to advancement or indemnification that any person may otherwise have or hereafter acquire.

(E) **Preservation of Rights**. Neither the amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed). The rights conferred in this Article VIII still continue as to any person who has ceased to be a director or officer of the Corporation.

IX. FORUM SELECTION

Unless the Corporation consents in writing to the selection of a different forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware Law, this Certificate of Incorporation or the bylaws of the Corporation, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX.

X. SECTION 203

The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

XI. CORPORATE OPPORTUNITIES

To the fullest extent permitted by the laws of the State of Delaware, (a) the Corporation hereby renounces all interest and expectancy that it otherwise would be entitled to have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to (i) the Board of Directors or any Director, (ii) any stockholder, officer or agent of the Corporation, or (iii) any affiliate of any person or entity identified in the preceding clause (i) or (ii), but in each case excluding any such person in its capacity as an employee of the Corporation or its subsidiaries; (b) no holder of Common Stock and no Director that is not an employee of the Corporation or its subsidiaries will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Corporation or its subsidiaries from time to time is engaged or proposes to engage or (ii) otherwise competing, directly or indirectly, with the Corporation or any of its subsidiaries; and (c) if any holder of Common Stock or any Director that is not an employee of the Corporation or its subsidiaries acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such holder of Common Stock or such Director or any of their respective affiliates, on the one hand, and for the Corporation or its subsidiaries, on the other hand, such holder of Common Stock shall have no duty to communicate or offer such transaction or business opportunity to the Corporation or its subsidiaries and such holder of Common Stock or Director may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other person or entity. The preceding sentence of this Article XI shall not apply to any potential transaction or business opportunity that is expressly offered to a Director, who is not an employee of the Corporation or its subsidiaries, solely in his or her capacity as a Director.

To the fullest extent permitted by the laws of the State of Delaware, no potential transaction or business opportunity may be deemed to be a potential corporate opportunity of the Corporation or its subsidiaries unless (a) the Corporation and its subsidiaries would be permitted to undertake such transaction or opportunity in accordance with this First Amended and Restated Certificate of Incorporation, (b) the Corporation and its subsidiaries at such time have sufficient financial resources to undertake such transaction or opportunity and (c) such transaction or opportunity would be in the same or similar line of business in which the Corporation and its subsidiaries are then engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.

No holder of Common Stock and no Director will be liable to the Corporation or its subsidiaries or stockholders for breach of any duty (contractual or otherwise) by reason of any activities or omissions of the types referred to in this Article XI, except to the extent such actions or omissions are in breach of this Agreement.

4.

***

FOUR: This First Amended and Restated Certificate of Incorporation has been duly adopted and approved by the sole incorporator of the Company in accordance with Sections 241 and 245 of Delaware Law, and no payment has been received by the Corporation for any of its stock.

[Remainder of this page intentionally left blank]

This Certificate has been subscribed as of September 11, 2018, by the undersigned who affirms that the statements made herein are true and correct.

/s/ Siba Padhi
SIBA PADHI, SOLE INCORPORATOR

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:27 PM 08/17/2018
FILED 03:27 PM 08/17/2018
SR 20186234808 - File Number 7020934

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is   STARLINER ENGINEERING, INC.

2. The Registered Office of the corporation in the State of Delaware is located at
    160 GREENTREE DRIVE, SUITE 101   (street),
    in the City of DOVER   , County of KENT COUNTY
    Zip Code 19904   . The name of the Registered Agent at such address upon whom process against this corporation may be served is
    NATIONAL REGISTERED AGENTS, INC

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is
    2,500   shares (number of authorized shares) with a par value of
    $ 1.00   per share.

5. The name and mailing address of the incorporator are as follows:

    Name   SIBA PADHI
    Mailing Address   1279 WASHINGTON VALLEY ROAD
                  BRIDGEWATER , NEW JERSEY   Zip Code 08807

    By: _____
                    Incorporator

    Name: _____ SIBA PADHI _____
                    Print or Type

EXHIBIT C

Bylaws

(*See Attached*)

BYLAWS

OF

ORBIT BEYOND, INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1.   **Registered Office**. The registered office of the corporation in the State of Delaware shall be in such location as the Board of Directors may from time to time determine or the business of the corporation may require.

Section 2.   **Other Offices**. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 1.   **Corporate Seal**. The Board of Directors may adopt a corporate seal. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 1.   **Place of Meetings**. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law ("***DGCL***").

Section 2.   **Annual Meeting**.

       (a)   The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

       (b)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL and applicable law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this paragraph), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry

1.

any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "***1934 Act***"), and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "***Solicitation Notice***").

        (c)   Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

        (d)   Only such persons who are nominated in accordance with the procedures set forth in this Section (or elected or appointed pursuant to Article IV of these Bylaws) shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. Except as

otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e) Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "***SEC***") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 3. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by directors representing a quorum of the Board of Directors or (iv) by the holders of shares entitled to cast not less than 50% of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 4. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the

meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

   Section 5. **Quorum**. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

   Section 6. **Adjournment and Notice of Adjourned Meetings**. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting pursuant to the Certificate of Incorporation, these Bylaws or applicable law. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

   Section 7. **Voting Rights**. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

   Section 8. **Joint Owners of Stock**. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting (including giving consent pursuant to Section 13) shall have the following effect: (a) if only one (1) votes, his or her act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 9.   **List of Stockholders**. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 10.   **Action Without Meeting**.

(a)   Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b)   Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action to which the stockholders consent is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

        (d)   An electronic mail, facsimile or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section, provided that any such electronic mail, facsimile or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the electronic mail, facsimile or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic mail, facsimile or electronic transmission. The date on which such electronic mail, facsimile or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic mail, facsimile or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic mail, facsimile or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

        Section 11.   **Organization**.

        (a)   At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

        (b)   The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 1. **Number and Term of Office**. The authorized number of directors of the corporation shall be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 2. **Powers**. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 3. **Term of Directors**.

(a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders and his or her successor is duly elected and qualified or until his or her death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled.

Section 4. **Vacancies**. Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director; *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 5. **Resignation**. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 6. **Removal**. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation, entitled to elect such director.

Section 7. **Meetings**

        (a) **Regular Meetings**. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board of Directors.

        (b) **Special Meetings**. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer (if a director), the President (if a director) or any director.

        (c) **Meetings by Electronic Communications Equipment**. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

        (d) **Notice of Special Meetings**. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

        (e) **Waiver of Notice**. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 8. **Quorum and Voting**.

        (a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the total number of directors then serving; *provided, however*, that such number shall never be less than one-third (1/3) of the total number of directors except that when one director is authorized, then one director shall constitute a quorum. At any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. If the Certificate of Incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in this Section to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 9.   Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 10.   Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 11.   Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of paragraphs (a) or (b) of this Section may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any

9.

committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d)   **Meetings**. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 12.   Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent, the President (if a director), or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 1.   Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 2. **Tenure and Duties of Officers**.

(a) **General**. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors, or by the Chief Executive Officer or other officer if so authorized by the Board of Directors.

(b) **Duties of Chairman of the Board of Directors**. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no Chief Executive Officer and no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section.

(c) **Duties of Chief Executive Officer**. The Chief Executive Officer shall preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. The Chief Executive Officer shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) **Duties of President**. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President shall preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(e) **Duties of Vice Presidents**. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) **Duties of Secretary**. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(g) **Duties of Chief Financial Officer**. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

Section 3. **Delegation of Authority**. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 4. **Resignations**. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 5. **Removal**. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING
OF SECURITIES OWNED BY THE CORPORATION

Section 1. **Execution of Corporate Instruments**. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation. All checks and drafts drawn on banks or other depositaries of funds to the credit of the corporation or on special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 2. **Voting of Securities Owned by the Corporation**. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 1. **Form and Execution of Certificates**. The shares of the corporation shall be represented by certificates, or shall be uncertificated. Certificates for the shares of stock, if any, of the corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of shares of stock in the corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him or her in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

Section 2. **Lost Certificates**. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 3. **Restrictions on Transfer**.

(a) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "***Transfer***") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Examples of the basis for the corporation to withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly; or (ii) if such Transfer increases the risk of the corporation having a class of security held of record by two thousand (2,000) or more persons, or five hundred (500) or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the 1934 Act and any related regulations, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such Transfer is to be effected in a brokered transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(b)   If a stockholder desires to Transfer any shares, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Section 46 of these Bylaws.

(c)   Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(d)   The foregoing restriction on Transfer shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "***1933 Act***").

(e)   The certificates representing shares of stock of the corporation shall bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Section 4.   Fixing Record Dates.

(a)   In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b)   In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 5. **Registered Stockholders**. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 1. **Execution of Other Securities**. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 34 of these Bylaws), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however,* that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 1. **Declaration of Dividends**. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 2. **Dividend Reserve**. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 1. **Fiscal Year**. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 1. **Indemnification of Directors, Executive Officers, Employees and Other Agents**.

(a) **Directors and Executive Officers**. The corporation shall indemnify its directors and executive officers (for the purposes of this Article, "executive officers" shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, *provided, further,* that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under paragraph (d) of this Section.

(b) **Other Officers, Employees and Other Agents**. The corporation shall have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c) **Expenses**. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding; *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d)   **Enforcement**. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section to a director or executive officer or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e)   **Non-Exclusivity of Rights**. The rights conferred on any person by this Section shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) **Survival of Rights**. The rights conferred on any person by this Section shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) **Insurance**. To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section.

(h) **Amendments**. Any repeal or modification of this Section shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) **Saving Clause**. If this Section or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Section shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under applicable law.

(j) **Certain Definitions**. For the purposes of this Section, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee

18.

benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

ARTICLE XII

NOTICES

Section 1. **Notices**.

(a) **Notice to Stockholders**. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) **Notice to Directors**. Any notice required to be given to any director may be given by the method stated in paragraph (a) of this Section, or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) **Affidavit of Mailing**. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) **Methods of Notice**. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) **Notice to Person with Whom Communication Is Unlawful**. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) **Notice to Stockholders Sharing an Address**. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the

Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 1.   **Amendments**. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

RIGHT OF FIRST REFUSAL

Section 1.   **Right of First Refusal**. No stockholder shall Transfer any of the shares of stock of the corporation, except by a Transfer which meets the requirements set forth in Section 36 and below:

(a)   If the stockholder desires to Transfer any of his shares of stock, then the stockholder shall first give the notice specified in Section 36(b) of these Bylaws and comply with the provisions therein.

(b)   For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase of the shares specified in the notice at the price and upon the terms set forth in such notice; *provided, however,* that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d) of this Section.

(c)   The corporation may assign its rights hereunder.

(d)   In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 36 of these Bylaws, within the sixty-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the right of first refusal in paragraph (a) of this Section:

(1) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw;

(3) A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(7) A Transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section and the transfer restrictions in Section 36, and there shall be no further Transfer of such stock except in accord with this Section and the transfer restrictions in Section 36.

(g) The provisions of this bylaw may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any Transfer, or purported Transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j) The certificates representing shares of stock of the corporation shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k) To the extent this Section conflicts with any written agreements between the Company and the stockholder attempting to Transfer shares, such agreement shall control.

ARTICLE XV

LOANS TO OFFICERS

Section 1. **Loans to Officers**. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XVI

MISCELLANEOUS

Section 1. **Forum**. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders; (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine.

EXHIBIT D

Financial Statements

(*See Attached*)



Orbit Beyond Inc.

Financial Statements
For the Years Ended December 31, 2025, and 2024

Index

The accompanying notes are an integral part of these financial statements.



Statements of Operations
For the Years Ended December 31, 2025, and 2024
Amounts in US dollars

Particulars	2025	2024
Revenues		
Revenue	-	-
Operating expenses		
Research and development expenses		
Consulting expenses	385,674.60	126,057.31
Payroll and payroll tax expenses	-	32,762.15
Total research and development expenses	385,674.60	158,819.46
General and administrative expenses		
Administrative expenses	2,708.00	5,710.00
Advertising and promotion	1,680.70	2,572.00
Bank service charges	909.00	1,138.00
Dues and subscriptions	2,835.01	5,539.52
Insurance expense	1,822.00	1,767.00
Internet and telephone expense	5,925.27	5,810.96
Other miscellaneous expenses	3,943.28	-
Payroll service charges	100.00	70.00
Professional and legal fees	17,537.00	36,341.43
Travel expense	4,744.86	3,203.00
Total general and administrative expenses	42,205.12	62,151.91
Total operating expenses	427,879.72	220,971.37
Loss from operations	(427,879.72)	(220,971.37)
Other expense		
Interest expense	59,918.56	55,384.81
Total other expense	59,918.56	55,384.81
Loss before income taxes	(487,798.28)	(276,356.18)
Income tax expense	-	-
Net loss	($487,798.28)	($276,356.18)

See accompanying notes to financial statements.



Balance Sheet
As of December 31, 2025, and 2024
Amounts in US dollars

Particulars	2025	2024
Assets		
Current assets		
Cash and cash equivalents	451.07	1,068.56
Total current assets	451.07	1,068.56
Noncurrent assets		
Property, equipment and intangible assets, net	-	-
Total assets	**$451.07**	**$1,068.56**
Liabilities and Stockholders' Deficit		
Current liabilities		
Accounts payable	701,310.26	628,481.34
Payroll liabilities	-	5,715.32
Interest payable on notes	218,912.92	174,558.00
SBAD loan and accrued interest	423,509.42	407,945.78
Notes payable, third parties	401,225.71	339,845.71
Notes payable, related parties	263,659.64	392,891.01
Advances toward equity	870,000.00	870,000.00
Total current liabilities	2,878,617.95	2,819,437.16
Total liabilities	**2,878,617.95**	**2,819,437.16**
Stockholders' deficit		
Common stock	93.41	91.27
Additional paid-in capital	681,496.59	253,498.73
Accumulated deficit	(3,559,756.88)	(3,071,958.60)
Total stockholders' deficit	(2,878,166.88)	(2,818,368.60)
Total liabilities and stockholders' deficit	**$451.07**	**$1,068.56**

See accompanying notes to financial statements.



Statements of Cash Flows
For the Years Ended December 31, 2025, and 2024
Amounts in US dollars

	2025	2024 As Restated
Cash flows from operating activities		
Net loss	(487,798.28)	(276,356.18)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in accounts payable, accrued interest and other liabilities	127,032.16	(102,974.60)
Net cash used in operating activities	(360,766.12)	(379,330.78)
Cash flows from investing activities		
No investing activities	-	-
Net cash provided by investing activities	-	-
Cash flows from financing activities		
Proceeds from issuance of common stock and additional paid-in capital	428,000.00	228,500.00
Net proceeds from (payments on) notes payable and related-party notes	(67,851.37)	150,804.16
Net cash provided by financing activities	360,148.63	379,304.16
Net decrease in cash and cash equivalents	(617.49)	(26.62)
Cash and cash equivalents at beginning of year	1,068.56	1,095.18
Cash and cash equivalents at end of year	$451.07	$1,068.56

See accompanying notes to financial statements.



Statements of Stockholders' Deficit
For the Years Ended December 31, 2025, and 2024
Amounts in US dollars

Particulars	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance at January 1, 2024	90.13	24,999.87	(2,795,602.42)	(2,770,512.42)
Issuance of common stock for cash	1.14	228,498.86	-	228,500.00
Net loss	-	-	(276,356.18)	(276,356.18)
Balance at December 31, 2024	91.27	253,498.73	(3,071,958.60)	(2,818,368.60)
Issuance of common stock for cash	2.14	427,997.86	-	428,000.00
Net loss	-	-	(487,798.28)	(487,798.28)
Balance at December 31, 2025	$93.41	$681,496.59	($3,559,756.88)	($2,878,166.88)

See accompanying notes to financial statements.



Notes to Financial Statements
For the Years Ended December 31, 2025, and 2024

1. Nature of Operations and Liquidity

Orbit Beyond Inc (the "Company") is a Delaware C corporation founded in 2018 and headquartered at 100 Somerset Corporate Blvd, Bridgewater, New Jersey 08807. The Company is developing lunar transportation and in-space infrastructure capabilities. According to management background materials, the Company is a NASA Commercial Lunar Payload Services provider and is developing the OB1 lunar lander platform and related mission revenue, lunar data center and lunar networking business lines.

The Company is in the development stage and was pre-revenue during 2025 and 2024. Costs incurred to develop the business and corporate infrastructure have been presented as research and development or general and administrative expenses. No revenue was recognized during the years ended December 31, 2025, and 2024.

The Company incurred net losses of $487,798.28 and $276,356.18 for the years ended December 31, 2025 and 2024, respectively, and had cash and cash equivalents of $451.07 and total current liabilities of $2,878,617.95 as of December 31, 2025. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans include obtaining additional investor financing, pursuing strategic contracts and continuing to manage operating costs. The accompanying financial statements have been prepared assuming the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for a private company, from the books and records provided by management.

Use of estimates - Preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, expenses and disclosures. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers demand deposits and highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no restricted cash as of December 31, 2025, or 2024 based on information provided by management.

Revenue recognition - The Company recognizes revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration expected to be received. The Company was pre-revenue and did not recognize revenue during 2025 or 2024.

Research and development - Research and development costs are expensed as incurred unless the applicable US GAAP criteria for capitalization are met. Based on management's ASC 250 correction framework, previously recorded capitalized design and development costs associated with a related-party IP contribution were reversed and no capitalized design and development asset is presented as of December 31, 2025, or 2024.



Debt and interest - Notes payable are recorded at outstanding principal. Interest expense is recognized using the stated or estimated contractual interest rate over the period incurred. All notes and accrued interest have been classified as current liabilities because executed maturity and repayment terms were not provided for final classification.

Income taxes - The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences and net operating loss carryforwards when applicable. Due to cumulative losses and uncertainty around future taxable income, no income tax benefit has been recognized in these draft statements.

Related parties - Related-party relationships and transactions are disclosed based on information provided by management and the general ledger. See Note 9.

Subsequent events - Management has evaluated subsequent events through the date these draft financial statements were available to be issued.

3. Going Concern

The accompanying financial statements have been prepared assuming that Orbit Beyond, Inc. will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company is a pre-revenue, early-commercialization company in the commercial lunar transportation and infrastructure sector. The Company has incurred recurring operating losses since inception, has experienced negative operating cash flows, and has historically funded its operations primarily through equity contributions, shareholder and related-party advances, related-party and other borrowings, and other financing arrangements. As of December 31, 2025, the Company had cash of approximately $451, current assets of approximately $451, current liabilities of approximately $2,878,618, and a working capital deficiency.

These conditions, when considered in the aggregate, raised substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. Management has evaluated these conditions and has developed plans intended to mitigate the conditions that raised substantial doubt. Management's plans include, among other things, continued financing through the executed SAFE investment arrangement with Mag Magna Corp., pursuant to which $100,000 had been funded subsequent to year-end and additional tranche funding is expected; the Crowdfunding offering through Equifund Crowd Funding Portal Inc., with a target amount of $5,000,000; continued founder and insider support; continued deferral by mutual agreement of certain related-party balances and advances; and management's ability to reduce or defer discretionary expenditures as needed.

Management believes that these plans are probable of being effectively implemented and, when implemented, will mitigate the conditions that raised substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. Accordingly, the accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue as a going concern.



4. Correction of Prior-Period Error

Management identified an error in the 2023 accounting for founder contributed intellectual property/design and development contribution. The original 2023 entry recorded a Design & Development asset of $5,000,295.00. Management's rectification framework provides that the original contribution entry is reversed, the related asset is reduced to zero.

The accumulated amortization recorded in 2023, 2024 and 2025 has also been reversed. The 2024 and 2025 amortization charges were removed from the statements of operations.

5. Revenue, Research and Development, and Operating Expenses

Management confirmed that the Company was pre-revenue during 2025 and 2024. Research and development expenses relate to development-stage engineering and technology activities rather than costs of revenue from recognized sales.

Operating expense classification	2025	2024
Research and development expenses	385,674.60	158,819.46
General and administrative expenses	42,205.12	62,151.91
Total operating expenses	**427,879.72**	**220,971.37**

6. Cash and Cash Equivalents

Cash and cash equivalents consisted of bank account balances totaling $451.07 and $1,068.56 as of December 31, 2025 and 2024, respectively. Management indicated that there were no restricted cash balances, security deposits, escrow balances, bank liens or compensating balance requirements as of those dates.

7. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities	2025	2024
Accounts payable	701,310.26	628,481.34
Payroll liabilities	-	5,715.32
Interest payable on notes	218,912.92	174,558.00
Accrued interest on SBAD loan	60,181.69	44,618.05
Total accounts payable and accrued liabilities	**980,404.87**	**853,372.71**

Management indicated that no accounts payable vendors were related parties. Trade accounts payable primarily represents amounts due to vendors and service providers for consulting, professional services, legal services, software, administrative, and other operating costs incurred in the normal course of business. Accrued interest payable on notes represents interest accrued through year-end on outstanding third-party and related-party note balances. Accrued interest payable on the SBA loan represents interest accrued through year-end on the Company's SBA EIDL loan.

The Company classifies accounts payable and accrued liabilities as current liabilities because the amounts are due on demand or are expected to be settled within the Company's normal operating cycle. The above table excludes principal balances of notes payable, the SBA loan principal balance, advances toward equity, and related-party note principal balances, which are disclosed separately in the notes to the financial statements.



8. Debt, Notes Payable and Interest Expense

Debt and notes payable are presented as current liabilities in the balance sheets as maturity dates, extension terms and covenant information were not available for noncurrent classification. The SBA/Small Business Administration Disaster (SBAD) loan and accrued interest are presented separately from other notes payable.

Debt and notes payable	2025	2024
SBAD loan principal	363,327.73	363,327.73
Accrued interest on SBAD loan	60,181.69	44,618.05
Total SBAD loan and accrued interest	423,509.42	407,945.78
Notes payable - Kani Solutions Inc.	45,000.00	45,000.00
Notes payable - Nicholas A. Groves	126,090.00	52,710.00
Notes payable - Niraj Pandya	82,080.00	82,080.00
Notes payable - Seigneur Fox Construction	50,000.00	50,000.00
Notes payable - Shane Koning	20,000.00	20,000.00
Notes payable - UFINI Edu.Techgy	78,055.71	90,055.71
Total third-party notes payable	401,225.71	339,845.71
Related-party notes payable (see Note 9)	263,659.64	392,891.01
Advances toward equity (see Note 8)	870,000.00	870,000.00
Total debt, notes payable and advances toward equity	1,958,394.77	2,010,682.50

Interest payable on notes, excluding SBAD accrued interest, consisted of the following -

Interest payable on notes	2025	2024
Clinisol Inc. (related party)	8,355.94	4,101.92
Kani Solutions Inc.	7,154.79	4,904.79
Nicholas A. Groves	4,940.41	335.18
Niraj Pandya	167,749.34	143,125.34
Seigneur Fox Construction	4,020.55	1,520.55
Shane Koning	1,561.64	561.64
Sollers Inc. (related party)	2,297.87	1,307.41
UFINI Edu.Techgy	22,832.38	18,701.17
Total interest payable on notes	218,912.92	174,558.00

The 2025 interest schedules provided by management support total 2025 interest expense of $59,918.56, consisting of SBAD interest of $15,563.64, third-party note interest of $39,110.44, and related-party note interest of $5,244.48.

2025 interest expense by source	Amount
SBAD loan accrued interest	15,563.64
Third-party notes payable interest	39,110.44
Related-party notes payable interest	5,244.48
Total 2025 interest expense	59,918.56



9. Advances Toward Equity

Advances toward equity totaled $870,000.00 as of December 31, 2025, and 2024 and consisted of amounts recorded to IT Trial Blazers LLC. The advances are presented as current liabilities.

10. Related-Party Transactions - ASC 850

Related parties identified by management include Siba Padhi, shareholder and Chief Executive Officer, and entities controlled by Siba Padhi, including Clinisol Inc., Sollers Inc. and Sollers Education LLC. Management indicated that Siba Padhi is the 100% shareholder of Clinisol Inc., Sollers Inc. and Sollers Education LLC. The general ledger includes related-party notes payable and related-party interest payable balances with these parties.

Related-party notes payable activity for 2025 was as follows –

Related-party principal rollforward	Relationship	Balance at Dec. 31, 2024	Net 2025 activity	Balance at Dec. 31, 2025
Siba Padhi / shareholder	Shareholder and Chief Executive Officer	280,709.51	(111,506.37)	169,203.14
Clinisol Inc.	Entity controlled by Siba Padhi	90,139.50	(12,610.00)	77,529.50
Sollers Inc.	Entity controlled by Siba Padhi	22,042.00	(4,230.00)	17,812.00
Sollers Education LLC	Entity controlled by Siba Padhi	-	(885.00)	(885.00)
Total		392,891.01	(129,231.37)	263,659.64

The net activity column above reflects the related-party ledger activity recorded during 2025. The $885.00 debit balance with Sollers Education LLC remains included in the related-party notes payable.

Related-party interest expense and accrued interest balances were as follows -

Related-party interest	Relationship	2025 interest expense	Interest payable Dec. 31, 2025	Interest payable Dec. 31, 2024
Clinisol Inc.	Entity controlled by Siba Padhi	4,254.02	8,355.94	4,101.92
Sollers Inc.	Entity controlled by Siba Padhi	990.46	2,297.87	1,307.41
Total related-party interest		5,244.48	10,653.81	5,409.33

The 2025 related-party interest schedule indicates that interest on Clinisol Inc. and Sollers Inc. was accrued at 5% per annum for 2025. Related-party balances are unsecured and due on demand unless separate executed agreements provide otherwise.

11. Income Taxes

The Company is a Delaware C corporation. No current income tax provision or benefit has been recorded for 2025 or 2024 due to the Company's pre-revenue status and cumulative losses. Deferred tax assets, including net operating loss carryforwards if applicable, have not been recognized in these draft financial statements because realization is not considered more likely than not based on the information provided.



ORBITBeyond
Now Delivering To The Moon

Management and the tax preparer should finalize the tax provision, net operating loss carryforward schedule, state tax nexus analysis and any uncertain tax position assessment before issuance.

12. Commitments, Contingencies and Leases

Management indicated that the Company had no office, lab, storage, equipment, vehicle or embedded lease arrangements during 2025 or 2024. Accordingly, no right-of-use assets or lease liabilities have been recognized under ASC 842 in these draft financial statements.

Management also indicated that there were no non-cancelable purchase commitments, royalty or license commitments, software/cloud commitments, guarantees, indemnities, pledged assets, insurance claims, regulatory disputes, tax disputes, employment disputes or IP disputes requiring separate recognition or disclosure, other than vendor matters considered in accounts payable and legal expense. Management and counsel should confirm the final commitments and contingencies disclosure before issuance.

13. Subsequent Events

Management indicates that the Company is pursuing a $5,000,000 bridge SAFE financing, with $1,000,000 committed and an initial tranche disbursed, and is targeting future Series A financing after key technical milestones. These subsequent financing plans are part of management's liquidity plan discussed in Note 1. No adjustments have been recorded in December 31, 2025, financial statements for subsequent financing activities unless the transactions occurred before year-end.

In 2025, Advanced Space, LLC filed suit against the Company in the District Court, City and County of Denver, Colorado, Case No. 2025CV30276, relating to disputed vendor amounts arising from proposal support services provided in connection with the Company’s prior NASA Commercial Lunar Payload Services program activities. On June 24, 2025, the court entered a default judgment against the Company in the amount of $56,086.33, consisting of unpaid principal of $14,743.58, contractual interest of $19,444.75, attorneys’ fees of $21,419.00, and costs of $479.00.

The Company recognized the judgment obligation in fiscal year 2025 when the obligation became fixed and determinable. The Company paid the full judgment amount of $56,086.33 in two installments during April 2026. On May 12, 2026, counsel for Advanced Space, LLC filed a Satisfaction of Judgment with the court, acknowledging full satisfaction of the judgment and authorizing the court clerk to enter full satisfaction of record.

Management has assessed that no further claims, counterclaims, or contingent obligations remain with respect to this matter. Accordingly, no additional accrual has been recorded for this matter subsequent to the satisfaction of the judgment.

siba padhi

Siba Padhi
Chief Executive Officer

Ritesh Jain

Ritesh Jain
Chief Financial Officer